ARIS
P.E. 9/30/01

02011827

RECEIVED JAN 22 2002 WASH. D.C. 316 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ~~10-K~~ ARIS

Annual Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

PROCESSED
FEB 11 2002
P THOMSON FINANCIAL

For the Fiscal Year Ended
September 30, 2001
Commission File No. 1-11570

TRANSWORLD HEALTHCARE, INC.
(Exact name of registrant as specified in its charter)

New York	**13-3098275**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

555 Madison Avenue		
New York, New York	**(212) 750-0064**	**10022**
(Address of principal executive offices)	(Registrant's telephone number, including area code)	(Zip Code)

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting stock ("Common Stock") held by non-affiliates of the registrant as of December 10, 2001 was approximately $14,556,795 based on the closing sale price of $2.50 on such date, as reported by the American Stock Exchange.

The number of shares outstanding of the registrant's Common Stock, as of December 10, 2001, was 17,288,876.

DOCUMENTS INCORPORATED BY REFERENCE

None.

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TRANSWORLD HEALTHCARE, INC.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended September 30, 2001

TABLE OF CONTENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Annual Report contains certain forward-looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to management. The statements contained in this Annual Report relating to matters that are not historical facts are forward-looking statements that involve risks and uncertainties, including, but not limited to, future demand for the Company's products and services, general economic conditions, government regulation, competition and customer strategies, capital deployment, the impact of pricing and reimbursement and other risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

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PART I

Item 1. Business.

General

Transworld Healthcare, Inc. (the "Company") is a provider of a broad range of health care services and products with operations in the United Kingdom ("U.K.") and the United States ("U.S."). The Company provides the following services and products: (i) patient services, including nursing and para-professional services; (ii) respiratory therapy and home medical equipment; and (iii) infusion therapy. The Company provides these services and products from the following reportable business segments: (i) U.K. operations ("U.K. Operations"); and (ii) U.S. home healthcare operations ("Home Healthcare Operations"). The Company's U.K. Operations supply nursing and para-professional care to the community and U.K. healthcare institutions and medical grade oxygen to the U.K. pharmacy market and private patients in Northern Ireland. The Company's Home Healthcare Operations are concentrated in New Jersey and New York.

The Company was a provider of specialty mail-order pharmaceuticals and medical supplies. On October 3, 2000, the Company sold a substantial portion of the assets of its U.S. mail-order operations ("Mail-Order Operations") and subsequently closed this business segment. In addition, on November 22, 2000, the Company sold its U.K. subsidiary Amcare, Ltd. ("Amcare"). (See Note 3 of the Notes to Consolidated Financial Statements).

On December 20, 1999, the Company's U.K. subsidiaries obtained new financing (the "Refinancing"). Concurrent with the Refinancing, the Company placed 100% of its ownership interest in Transworld Healthcare (UK) Limited ("TW UK") into a Voting Trust (as further defined and described in Liquidity and Capital Resources). As a result of the provisions of the Voting Trust the Company did not control a majority of the board of directors and the holders of the senior subordinated notes issued pursuant to the Refinancing held substantive rights, principally in the form of their ability to approve the annual budget and financial forecast of results of operations and sources and uses of cash. As a result of these rights, for accounting purposes the Company was no longer able to consolidate the U.K. subsidiaries into its financial statements although it owned 100% of the outstanding shares of the stock of the parent company, Transworld Holdings (UK) Limited ("UK Parent"), as of December 31, 1999. Therefore, effective with the Refinancing, the Company began accounting for the investment in UK Parent and its subsidiaries under the equity method, retroactive to October 1, 1999. During the second quarter of fiscal 2000, UK Parent and TW UK amended their Articles of Association to give the Chairman (a Company designee) the right to resolve any tie votes of the board of directors and certain documents covering the Notes (as defined and described in Liquidity and Capital Resources) were amended to eliminate the requirement that the holders of the Notes (the "Investors") approve the operating budget. These amendments have enabled the Company to consolidate the U.K. subsidiaries as of January 1, 2000.

The Company's principal executive offices are located at 555 Madison Avenue, New York, New York 10022, and the Company's telephone number at that location is (212) 750-0064.

Strategy

The Company's principal strategic focus is to become the leading provider of flexible staffing and services to the U.K. health care industry. The Company's growth strategy is to take advantage of policy moves by the U.K. government funded National Health Service ("NHS") and by private payors seeking to treat a larger number of patients than in the past and to shorten waiting lists for access to care, as well as the general trend of local government toward outsourcing its home care requirements to private industry.

It has been and will continue to be the Company's intention to focus on internal growth, as well as to acquire additional nursing and other care giving operations to expand and complement its existing operations. The Company believes that the health care flexible staffing and services industry in the U.K. is highly fragmented and that additional acquisition opportunities will continue to arise in a general trend toward industry consolidation. Consistent with this strategy, the Company acquired twelve, twelve, and ten nursing and care giving operations in the U.K. during fiscal 2001, 2000 and 1999, respectively.

On September 27, 2001 TW UK acquired all of the issued and outstanding shares of Staffing Enterprise Limited and Staffing Enterprise (PSV) Limited (collectively "Staffing Enterprise"), a London based provider of flexible staffing of specialist nurses and other healthcare professionals to London NHS Trust and independent hospitals. The consideration included $7,100,000 in cash, $14,800,000 in demand notes plus an additional sum of up to approximately $30,800,000 in contingent consideration dependent upon Pre-Tax Profits (as defined in the agreement for sale and purchase) for the fiscal year ended September 30, 2002.

In addition to the acquisition of Staffing Enterprise, during fiscal 2001 the U.K. Operations acquired a total of eleven other flexible staffing agencies for approximately $9,100,000 in cash and the issuance of $5,700,000 in demand notes. The transactions include provisions to pay additional amounts, payable in cash, of up to $13,000,000 in contingent consideration dependent upon future earnings of the acquired entities.

The Company believes that valuations for health care staffing and services companies in the U.K. market are significantly more attractive than in the U.S. Therefore, the Company has executed a program to establish its U.K. Operations as a stand-alone entity with its own financing in order to execute an aggressive expansion program. On December 20, 1999, the Company's U.K. subsidiaries completed a $125,700,000 refinancing which repaid the Company's existing senior indebtedness of $55,755,000 and provided approximately $46,000,000 for additional acquisitions in the U.K. In September 2001, borrowings of the U.K. subsidiaries were increased by $73,000,000 to fund the acquisition of Staffing Enterprise and provide additional resources for future acquisitions (See "Liquidity and Capital Resources - Refinancing").

The Company believes that structuring its U.K. Operations as a stand alone entity, may enable the U.K. subsidiaries to raise capital on more favorable terms than may be available currently in the U.S. In addition it may help to position the Company to maximize the value of its ownership interest in the U.K. Operations, whether by way of a public offering of the U.K. Operations's shares, through a strategic business combination, or other alternative means. The Company is evaluating these options.

U.K. Operations

The Company's U.K. Operations provide patient services, principally nursing and para-professional services and respiratory therapy products to patients throughout the U.K.

During fiscal 2001, the Company derived 89.3% of its consolidated revenues from its U.K. Operations, with the following contributions by product line: 94.7% of its U.K. revenues from patient services, 2.1% from specialty pharmaceutical and medical supplies and 3.2% from respiratory therapy. For a discussion of revenues from external customers, a measure of profit or loss and total assets for U.K. Operations, refer to Note 13 of the Notes to Consolidated Financial Statements beginning on page F-28. For a discussion of long-lived assets located in the U.K., refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 18.

Patient Services.

The Company offers its patient services in the U.K. through Allied Healthcare (UK) Ltd ("Allied"), Nightingale Nursing Bureau Limited ("Nightingale"), Crystalglen Limited (operating under the trade name "Nurses Direct"), Balfor Medical Limited ("Balfor") and Staffing Enterprise. These entities, which operate 105 branches, are commercially oriented providers of nursing and care staff services to a broad range of clients, particularly NHS Trusts, nursing homes, private clients and local authority social services departments.

Allied was founded in 1972 as a home nursing service and has expanded through the establishment and acquisition of branch offices throughout the U.K. Allied's network includes both Company owned and managed branches and those operated by third party superintendents. Under the superintendent model, branches are operated by self employed individuals who are responsible for the operating costs of the branch and receive a percentage of the gross profit. Allied is responsible for centralized support services, including payroll administration, accounts receivable collections, quality assurance and regulatory affairs, contract administration and central sales and marketing services. Allied owned and managed branches principally operate where the business will not easily support superintendent status or where the branch is newly acquired and has not been fully integrated into the network. In a managed branch all operating costs are the responsibility of Allied. As of September 30, 2001, Allied is represented by 57 superintendent branches and 29 managed branches.

Nightingale was acquired in April 2000 and is a provider of nursing and care staff to the NHS and independent sector in London. Nightingale primarily recruits its nurses from Australia, where it maintains a branch, and other Commonwealth countries.

Nurses Direct, which was acquired in June 2001, operates a nursing and care agency with 14 branches in South East England.

Balfor, which was acquired in August 2001, provides qualified nurses, specialized theatre staff and nursing auxiliaries to hospitals in the Midlands and Northern England.

Staffing Enterprise, which was acquired in September 2001, is a London based provider of temporary staffing of specialist nurses and other healthcare professionals to London NHS Trust and independent hospitals.

The Company believes that the demand for most forms of nursing and other health care services is expected to increase in the medium term as the U.K. population grows older in line with demographic trends. Consequently, the Company anticipates that requirements for temporary nursing services will increase in the future, benefiting the

Company's flexible staffing operations.

Respiratory Therapy.

The Company offers its U.K. respiratory therapy through Allied Oxycare Ltd ("Oxycare") and Medigas Ltd ("Medigas").

Respiratory Therapy. Medigas and its parent Oxycare service patients with respiratory diseases either directly at home or via the community pharmacist. Medigas supplies filled oxygen cylinders to pharmacies for patients at home who require lower volumes of oxygen per day or who may have temporary respiratory conditions. These services are offered throughout the U.K. Oxycare provides oxygen concentrators, which filter room air to provide a 95% oxygen gas, to patients in their homes in Northern Ireland.

Quality Assurance; Department of Health Licenses

The Company's U.K. Operations maintain quality assurance policies and procedures and monitor operations to provide quality care and services to patients and health care professionals in the U.K. Where appropriate, the Company's U.K. Operations operate under license of the U.K. Department of Health and Medicines Control Agency ("MCA"), subject to the terms and conditions of service demanded by such licensing authority.

The European Quality Standards BS EN ISO 9002 have been awarded to Oxycare. The awarding authority checks the continued adherence to these standards on a six month basis with procedure manuals being available for review at any time.

Sales and Marketing Activities

The Company's U.K. Operations primarily market their products and services to health care professionals who act as referral sources to patients. These health care professionals include medics, nurses, pharmacists, administrators, the NHS and private health care providers. Other important targets for promotional activity include patient associations and community social services organizations. Fundamental to the Company's ability to obtain and retain referral sources is establishing and maintaining a reputation for quality service and responsiveness to the needs of referral sources and their patients and clients.

The Company's U.K. nursing operations market their nursing agency service via their branch network and their staff within each of its independent locations. These branch locations are supported by small teams of sales and marketing professionals based centrally to coordinate and support the sales activity.

Nightingale markets its nursing agency service directly to NHS Trust Hospitals and the independent sector.

Medigas and Oxycare are marketed directly to the pharmacist for oxygen cylinders and the NHS Supplies for oxygen concentrator services, by a senior manager. In addition to primary sales activity, delivery drivers play a key role as secondary sales staff.

In general, the sales representatives and managers of the Company's U.K. Operations market the Company's U.K. products and services through direct contact with referral sources in the form of meetings, telephone calls and solicitations. Contact is maintained with these sources to strengthen their relationships. While representatives strive to develop the strongest provider relationship possible, referral sources often choose to use several service and product providers.

As in many European and U.S. markets, the escalating pressures to reduce the cost of health care has, for some lines of business (prescribed products and services, including cylinder oxygen, concentrators and medical supplies) in the Company's U.K. Operations, resulted in reductions in reimbursement rates. However, the Company's intended focus towards offering integrated home health care could result in an overall cost saving leading to, the Company believes, substantial sales opportunities for the Company's U.K. Operations.

Recruiting and Training of Personnel

The Company's U.K. Operations recruit, train, provide on-going education, offer benefits and other programs to its staff appropriate to their needs and the requirements of the business. Recruiting of staff is conducted primarily through referral, advertising, direct contact with employment and governmental organizations and through the use of competitive salary and benefit packages.

The U.K. health care industry continues to face shortages of certain qualified personnel. The Company's nursing operations, experience significant competition in recruiting qualified health care personnel. Most of the registered and licensed health care professionals employed by the Company are also registered with and accept placements from competitors. Nightingale primarily recruits its nurses from Australia, where it maintains a branch, and other Commonwealth countries.

Third-Party Reimbursement

For the years ended September 30, 2001 and 2000, the Company's U.K. Operations received approximately 61.3% and 60.5%, respectively of revenues from U.K. governmental payors (primarily the NHS). The remaining 38.7% and 39.5%, respectively of revenues were derived from products and services provided to the private health care sector and other commercial organizations, such as privately owned nursing homes.

In general, reimbursement is received regularly and reliably from all governmental department payors and this is also the case for most of the remaining customer base. The Company's U.K. Operations generally collect payments from third-party payors within two months after products are supplied or services are rendered but pays its accounts payable and employees currently.

The billing and reimbursement process includes the rendering of invoices for products and services rendered, as well as prescriptions and other support documentation for reimbursement of drugs and medical supplies.

Suppliers

The Company's U.K. Operations purchase their equipment and supplies required in connection with the provision of its services from various approved suppliers. The Company believes that there are a number of alternative sources for these items at prices comparable to its current sources.

Competition

The Company believes that there are no major integrated service providers and few multi-regional or national providers of any individual healthcare product or service in the U.K. The Company also believes that home health care providers who possess the infrastructure to provide an integrated network of products and services will have significant growth opportunities.

The Company believes that the principal competitive factors in the U.K. healthcare flexible staffing market are: quality of care; breadth of services; reputation and professional presentation; innovation; execution; and value for services. The Company believes that the success of its U.K. Operations is dependent on the above factors.

The Company's U.K. Operations' compete with local and national companies. The Company's nursing agency business is the second largest in the U.K.; however, the largest competitor is approximately three times larger in revenues.

Patents and Trademarks

The Company's U.K. Operations own no patents. The Company's U.K. Operations operate under the following trade names: "Allied Healthcare Group Ltd," "Allied Healthcare (UK) Ltd," "Medicare," "Medigas Ltd," "Allied Oxycare Ltd," "Omnicare Ltd," "Transworld Healthcare (UK) Ltd," "Nightingale Nursing Bureau Ltd," "Nursing UK," "Balfor Medical Ltd," "Crystalglen Ltd" (trading as Nurses Direct), "Staffing Enterprise Ltd," and "Staffing Enterprise (PSV) Ltd." Trademarks have been registered in the U.K. for the following names: Omnicare, FlexMed, Allied Healthcare and Nightingale Nursing Bureau. The Company does not believe that its business in the U.K. is dependent upon the use of any patent or trademark or similar property.

Employees

As of October 31, 2001, the Company's U.K. Operations employed approximately 553 full-time employees and 84 part-time employees.

In addition, the Company's U.K. Operations maintain registers of approximately 26,910 registered nurses, carers and aides available to staff home and health service nursing arrangements on a temporary basis. The Company considers its relationships with its U.K. employees to be satisfactory.

U.S. Operations

During fiscal 2001, the Company derived 100% of its U.S. revenues from Home Healthcare Operations (formerly Hi-Tech Operations). For a discussion of revenues from external customers, a measure of profit or loss and total assets for U.S. operation, refer to Note 13 of the Notes to Consolidated Financial Statements beginning on page F-28.

Home Healthcare Operations.

The Company's Home Healthcare Operations provide the following services and products in the U.S.: (i) infusion therapy; (ii) respiratory therapy; and (iii) home medical equipment. The Company's Home Healthcare Operations are concentrated in New Jersey and New York. During fiscal 2001, the Company's Home Healthcare Operations derived 75.4% of its revenues from infusion therapy, 19.9% from respiratory therapy and 4.7% from home medical equipment.

Infusion Therapy. Infusion therapy involves the intravenous administration of antibiotics, nutrients or other medications to patients at home usually as a continuation of treatment initiated in the hospital. The Company's related support services include patient training in the self-administration of infusion therapies, nursing support, pharmacy operations and related delivery services and insurance reimbursement assistance. The U.S. Company offers these therapies and services to patients in the New York metropolitan area and in New Jersey from its facility located in Clark, New Jersey.

Respiratory Therapy. The Company provides home respiratory services to patients with a variety of conditions, primarily chronic obstructive pulmonary disease (e.g., emphysema, chronic bronchitis and asthma). The Company employs a clinical staff of respiratory care professionals to provide support to its home respiratory therapy patients. These professionals manage the needs of the Company's patients according to physician-directed plans of care. The Company's respiratory therapy revenues are derived primarily from the provision of oxygen systems, nebulizers (devices to aerosolize medication), home ventilators and respiratory medication on a unit dose basis. The Company offers its respiratory therapy services principally in New Jersey and the New York metropolitan area.

Home Medical Equipment. The Company's U.S. product offerings in home medical equipment consist of patient room equipment (such as hospital beds, patient lifts and commodes), ambulatory aids (such as walkers and canes) and bathroom safety items. The Company generally purchases this equipment from manufacturers and rents it to patients. Accordingly, the Company generally promotes its home medical equipment and services business as a complementary product line in each of the markets where it also provides respiratory therapy and infusion therapy.

Quality Assurance; JCAHO Accreditations

The Company maintains quality assurance policies and procedures and closely monitors operations in order to provide high quality care with respect to the services it offers. The Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"), a not-for-profit private organization that has established standards for health care organizations, has granted accreditation status to all of the Company's Home Healthcare Operations. The Company believes that accreditations of its eligible facilities by JCAHO is a prerequisite for entering into contracts with managed care providers and other intermediaries and for obtaining and maintaining required licensure or certification.

Sales and Marketing Activities

The Company primarily markets its services and products to referral sources such as physicians, hospital discharge planners and social service workers, insurance companies, prepaid health plans, health maintenance organizations ("HMOs"), county medical services and private charitable organizations. Fundamental to the Company's ability to obtain and retain referral sources is establishing and maintaining a reputation for quality service and responsiveness to the requirements of the referral sources.

The Company currently employs full-time sales representatives for its Home Healthcare Operations. The Company uses primarily the same sales force to cross-market its products and services.

In general, the sales representatives market the Company's services through direct contact with referral sources in the form of meetings, telephone calls and sales presentations. While the sales representatives strive to develop exclusive provider relationships, referral sources frequently utilize the services of several home health care companies. The sales representatives are trained by the Company to provide information to referral sources concerning the quality and convenience of the Company's home health care services and the potential cost-saving advantages of such services. Primarily due to escalating pressures to contain health care costs, third-party payors are participating to a greater extent in decisions regarding health care alternatives and are consequently becoming more important in the referral and case management process.

Third-Party Reimbursement

Substantially all of the Company's U.S. revenues are attributable to third-party payors, including Medicare and Medicaid, private insurers, managed care plans and HMOs. The amounts received from government programs and private third-party payors are dependent upon the specific benefits included under the program or the patient's insurance policies. Like other medical service providers, the Company is subject to lengthy reimbursement delays as a result of third-party payment procedures. The Company generally collects payments from third-party payors within three months after products are supplied or services are rendered, but pays its accounts payable and employees currently.

The billing and reimbursement process involves the collection, review and approval of a significant number of required documents. Certain payors such as Medicare, Medicaid and managed care plans require very specific procedures and documentation prior to approving any request for reimbursement. Reimbursement specialists of the Company work together to assess patient coverage, review the adequacy of documentation, submit documentation and claims to the third-party payors and expedite payment. The Company accepts assignment of insurance benefits from the patient, and in most instances the third-party payors pay the Company directly.

For the year ended September 30, 2001, 15.8% and 19.8%, respectively, of the Company's U.S. revenues were directly attributable to the Medicare and Medicaid programs. For the year ended September 30, 2000, 52.6% and 12.1%, respectively, of the Company's U.S. revenues were directly attributable to the Medicare and Medicaid programs. The decrease in the percentage of revenues directly attributable to Medicare during the year ended September 30, 2001 versus 2000 was primarily the result of the closing of the Company's Mail-Order Operations, which derived most of its revenues from Medicare.

Suppliers

The Company purchases its equipment and supplies, including drugs, home medical equipment, nutritional solutions and other materials required in connection with its therapies from various suppliers. The Company believes that there are a number of available sources of supply for the Company's products.

Competition

The U.S. home health care market is highly fragmented and consists of numerous providers, relatively few of which are national or regional in scope. The Company competes with a large number of companies, including numerous local, regional and national companies, in all areas in which it conducts business. The Company believes that the principal competitive factors in the U.S. are quality of care, including responsiveness of services and quality of professional personnel; breadth of services offered; general reputation with physicians, other referral sources and potential patients; and for certain payors, price.

Patents and Trademarks

The Company owns no patents in the U.S. The Company owns the following service marks in the U.S.: "Advocate Home Care," "PLANETWELLNESS," PLANETWELLNESS.COM and "Respiflow." In addition, the Company owns the PLANETWELLNESS and PLANETWELLNESS.COM service marks in numerous countries in Europe. The Company does not believe that its business is dependent upon the use of any patent, trademark or similar property.

Employees

As of October 31, 2001, the Company had approximately 81 full-time employees and approximately 26 part-time employees in the U.S. The Company considers its relationship with its U.S. employees to be satisfactory.

Government Regulation

U.K. Government Regulation.

General. The Company's U.K. Operations are subject to regulation by the government of the U.K. via acts of Parliament related to health care provision.

Approximately 81% of health care in the U.K. is provided under the NHS with the remaining 19% being provided by private health care organizations. However, all care provision is regulated by statute and under the general health regulations of the Department of Health.

Health Care Reform. The U.K. Government has carried out an in-depth review of healthcare provision in the U.K. and its regulation to ensure consistent quality in provision of staff and other aspects of care outside the NHS. This began in 1998 when the Government released a green paper "Towards a Healthier Future" and two white papers, one concerned with community care and the second with primary care reforms.

The current Labour government has continued to develop the previous Conservative government's plans of devolving decisions on patient care down to the family doctor. Primary Care Groups based in local communities are now in operation, which will increasingly mean that decisions related to patient care and the funding required will be decided by a group representing general practitioners, nurses, pharmacists and community care workers operating in conjunction with the District Health Authorities and Local Authorities.

In addition to this top-level development change, the NHS continues to seek ways in which it can reduce costs. The Company believes that contractors to the NHS will continue to come under pressure over the next 5 years, until the next election, with the current government's determination to fund changes in the NHS without increasing direct taxation.

Licenses for Contractors and Suppliers. The Company's U.K. Operations are subject to licensing and approval regulations from both governmental and non-governmental bodies according to terms of service and operating procedures decided by the U.K. government.

The U.K. operations are regulated by the Nurses Agencies Act 1957 and 1961 Amendment (England and Wales) and the 1951 Nurses (Scotland)Agency Act. A new Act, the Care Standards Act 2000, is coming into force (along with regulations made pursuant to it) which will replace existing legislation in this area and which will govern the standards of independently provided health care in England and Wales, with the Regulation of Care (Scotland) Act 2001 applicable to Scotland. Regulatory changes include the establishment of a commission in April 2002 to regulate health care services and social care, including nurses agencies and new national minimum standards to be applied to providers of services. Contracts between nurses agencies and NHS trusts for the provision of services will be reviewed by a second new commission. In addition, Allied is accredited by various U.K. social services agencies for the supply of carers to the Community Services, within that specific area. The MCA has granted licenses to Medigas for the production and distribution of medical grade oxygen to pharmacies throughout the U.K.

The Company believes that it is in substantial compliance in all material respects with U.K. health care laws and regulations applicable to its U.K. Operations.

U.S. Government Regulation.

General. The Company's business is subject to extensive Federal and state regulation. Federal regulation covers, among other things, Medicare and Medicaid billing and reimbursement, reporting requirements, supplier standards, limitations on ownership and other financial relationships between a provider and its referral sources and approval by the Food and Drug Administration of the safety and efficacy of pharmaceuticals and medical devices. In addition, the requirements that the Company must satisfy to conduct its businesses vary from state to state. The Company believes that its operations are in substantial compliance with applicable Federal and state laws and regulations in all material respects. However, changes in the law or new interpretations of existing laws could have a material effect on permissible activities of the Company, the relative costs associated with doing business and the amount of reimbursement for the Company's products and services paid by government and other third-party payors.

Health Care Reform. Political, economic and regulatory influences are subjecting the health care industry in the U.S. to fundamental change. The Balanced Budget Act of 1997 (the "Balanced Budget Act") made several changes to the Medicare reimbursement system that affect payment for the products provided by the Company. Some of these provisions include a 5% reduction of Medicare payment rates for respiratory drugs, a requirement that skilled nursing facilities provide directly and bundle into their payment certain items (including medical supplies, which may have been previously provided by outside suppliers) a freeze on the update factor for durable medical equipment and supplies, and parenteral and enteral equipment and supplies, a provision regarding billing for upgraded medical equipment, and authorization for a competitive pricing demonstration program. Under the Social Security Act's authority to the Centers for Medicare & Medicaid Services ("CMS") (formerly the Health Care Financing Administration) to alter certain reimbursement rates that are not inherently reasonable, Medicare is proposing additional inherent reasonableness cuts to Medicare payment rates for albuterol sulfate (a respiratory drug), enteral formulas and various other products. On November 29, 1999, President Clinton signed into law the Medicare, Medicaid and S-CHIP Balanced Budget Refinement Act of 1999, better known as the Provider Relief Act. The Provider Relief Act provided that CMS could not use or permit its contractors to use the inherent reasonableness process until after: (i) the Comptroller General of the United States issues a report regarding the impact of CMS's and/or its contractor's use of such authority; and (ii) CMS has published final regulations implementing the agency's inherent reasonableness authority. On July 7, 2000 the General Accounting Office released a report that concluded that CMS and its contractors had used their inherent reasonableness authority properly, but criticized some of the methodologies utilized for determining when a payment rate was inherently unreasonable as well as certain CMS contractor methodologies utilized for arriving at the proposed new payment amounts. In response, CMS agreed to publish a new final rule that will include methodology requirements for determining inherent reasonableness reductions amounts before moving ahead with the proposed inherent reasonableness reductions. Such regulations have not been adopted by CMS. Consequently, it is unclear if or when CMS will be able to implement any of its previously proposed inherent reasonableness reductions for albuterol sulfate, enteral formulas, or any other items and services supplied by the Company to Medicare beneficiaries.

The Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery and payment systems and may in the future propose and adopt legislation effecting fundamental changes in the health care delivery system such as prescription drug benefit for all Medicare beneficiaries. The Company cannot predict the ultimate timing, scope or effect of any legislation concerning health care reform. Any proposed Federal legislation, if adopted, could result in significant changes in the availability, delivery, pricing and payment for health care services and products. Various state agencies also have undertaken or are considering significant health care reform initiatives. Although it is not possible to predict whether any health care reform legislation will be adopted or, if adopted, the exact manner and the extent to which the Company will be affected, it is likely that the Company will be affected in some fashion, and there can be no assurance that any health care reform legislation, if and when adopted, will not have a material adverse effect on the Company's consolidated business, financial position, cash flows or results of operations.

Permits and Licensure. The Company's facilities are subject to state licensure laws, including licensing from state boards of pharmacy. Federal laws require the Company's facilities to comply with rules applicable to controlled substances. These rules include an obligation to register with the Drug Enforcement Administration of the United States Department of Justice and to meet certain requirements concerning security, record keeping, inventory controls, prescription and order forms and labeling. The Company's pharmacists and nurses also are subject to state licensing requirements. The Company believes that it is in substantial compliance with all applicable licensure requirements.

Fraud and Abuse Laws. The Company is subject to Federal and state laws prohibiting direct or indirect payments for patient referrals for items and services reimbursed under Medicare, Medicaid and state programs, as well as in relation to private payors. The Company also is subject to Federal and state laws governing certain financial relationships with physicians and other fraud and abuse laws prohibiting the submission of false claims.

The Federal Medicare and Medicaid "Anti-kickback Statute" prohibits certain conduct involving improper payments in connection with the delivery of items or services covered by a number of Federal and state health care programs. Among other things, these prohibitions apply to anyone who knowingly and willfully solicits, receives, offers, or pays any remuneration in return for referring an individual to another person for the furnishing, or arranging for the furnishing, of any item or service that may be paid, in whole or in part, by the Medicare, Medicaid or other Federal health care programs. To date, courts have interpreted the Anti-kickback Statute to apply to a broad range of financial relationships between providers and referral sources, including physicians and other direct health care providers, as well as persons who do not have a direct role in the provision of health care services. Violations of the statute may result in criminal penalties, including fines of up to $25,000 and imprisonment for up to five years for each violation, exclusion from participation in the Medicare and Medicaid programs, and civil penalties of up to $50,000 and treble the amount of remuneration for each violation.

The U.S. Department of Health and Human Services' ("HHS") Office of Inspector General ("OIG") has adopted regulations creating "safe harbors" from Federal criminal and civil penalties under the Anti-kickback Statute by identifying certain types of ownership interests and other financial arrangements that do not appear to pose a threat of Medicare and Medicaid program abuse. Transactions covered by the Anti-kickback Statute that do not conform to an applicable safe harbor are not necessarily in violation of the Anti-kickback Statute.

The Federal self-referral or "Stark Law" provides that where a physician has a "financial relationship" with a provider of "designated health services" (including, among other things, parenteral and enteral nutrients, equipment and supplies, outpatient prescription drugs and home medical equipment, which are products and services provided by the Company), the physician is prohibited from referring a Medicare patient to the health care provider, and that provider is prohibited from billing Medicare, for the designated health service. Submission of a claim that a provider knows or should know is for services for which payment is prohibited under the Amended Stark Law, and which does not meet an exception could result in refunds of any amounts billed, civil money penalties of not more than $15,000 for each such service billed, and possible exclusion from the Medicare program. In addition a state cannot receive Federal financial participation payments under the Medicaid program for designated health services furnished to an individual on the basis of a physician referral that would result in a denial of payment under Medicare if Medicare covered the services to the same extent as under a state Medicaid plan.

A number of Federal laws impose civil and criminal liability for knowingly presenting or causing to be presented a false or fraudulent claim, or knowingly making a false statement to get a false claim paid or approved by the government. Under one such law, the "False Claims Act," civil damages may include an amount that is three times the amount of claims falsely made or the government's actual damages, and up to $11,000 per false claim. Actions to enforce the False Claims Act may be commenced by a private citizen (otherwise known as a *qui tam* relator) on behalf of the Federal government, and such private citizens can receive a percent of the government's recovery.

On August 4, 2000 the Company reached a civil settlement with the U.S. Department of Justice related to an investigation commenced in July 1997 of two of its U.S. subsidiaries as well as a related *qui tam* civil whistleblower case. In addition to its settlement with the federal government, the Company reached a final settlement with the prior owners of Respiflow, Inc., MK Diabetic Support Services Inc. and related subsidiaries (the "Prior Owners") in connection with an ongoing dispute with such persons. The Company also agreed to a corporate integrity agreement ("CIA") with the Office of Inspector General related to the Mail-Order operations. The Company's obligations under the CIA were completed on November 2, 2001.

The Company carefully monitors its submissions of Medicare and Medicaid claims and all other claims for reimbursement and the Company uses its best efforts to ensure that such claims are not false or fraudulent. However, to the extent the Company was investigated and/or found to have violated these laws, it could have a material adverse effect on the Company.

Many states, including the states in which the Company operates, have adopted statutes and regulations prohibiting payments for patient referrals and other types of financial arrangements with health care providers, which, while similar in certain respects to the Federal legislation, vary from state to state. Sanctions for violating these state restrictions may include loss of licensure and civil and criminal penalties. Certain states also have begun requiring health care practitioners and/or other providers to disclose to patients any financial relationship with a provider, including advising patients of the availability of alternative providers.

The Company continues to review all aspects of its operations and believes that it is in substantial compliance with all material respects with applicable provisions of the Anti-kickback Statute, the Amended Stark Law, False Claims and applicable state laws. Because of the broad and sometimes vague nature of these laws, there can be no assurance that an enforcement action will not be brought against the Company or that the Company will not be found to be in violation of one or more of these provisions. The Company intends to monitor developments under these Federal and state fraud and abuse laws. At this time, the Company cannot anticipate what impact, if any, subsequent administrative or judicial interpretation of the applicable Federal and state fraud and abuse laws may have on the Company's consolidated business, financial position, cash flows or results of operations.

Insurance

Participants in both the U.K. and U.S. health care markets are subject to lawsuits alleging negligence, product liability or other similar legal theories, many of which involve large claims and significant defense costs. The Company, from time to time, is subject to such suits as a result of the nature of its business. The Company maintains general liability insurance, professional liability insurance and excess liability coverage, as appropriate. Each of these policies provides coverage on an "occurrence" basis and has certain exclusions from coverage. The Company's insurance policies must be renewed annually. While the Company has been able to obtain liability insurance in the past, such insurance varies in cost, is difficult to obtain and may not be available in the future on terms acceptable to the Company, if it is available at all. The failure to maintain insurance coverage or a successful claim not covered by or in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial position, cash flows or results of operations. In addition, claims, regardless of their merit or eventual outcome, may have a material adverse effect on the Company's reputation. There can be no assurance that the Company's insurance will be sufficient to cover liabilities that it may incur in the future.

Item 2. Properties.

The Company owns one and leases fifty-five facilities in the U.K. (of which twenty-six are for a period of three months or less) and leases a total of three facilities in the U.S. Management believes that its existing leases will be renegotiated as they expire or that alternative properties can be leased on acceptable terms. The Company also believes that its present facilities are well maintained and are suitable for it to continue its existing operations. See Note 12 of the Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings.

On April 13, 1998, a shareholder of the Company, purporting to sue derivatively on behalf of the Company, commenced a derivative suit in the Supreme Court of the State of New York, County of New York, entitled *Kevin Mak, derivatively and on behalf of Transworld Healthcare, Inc., Plaintiff, vs. Timothy Aitken, Scott A. Shay, Lewis S. Ranieri, Wayne Palladino and Hyperion Partners II L.P., Defendants, and Transworld Healthcare, Inc., Nominal Defendant,* Index No. 98-106401. The suit alleges that certain officers and directors of the Company, and Hyperion Partners II L.P. (the "HPII"), breached fiduciary duties to the Company and its shareholders, in connection with a transaction, approved by a vote of the Company's shareholders on March 17, 1998, in which the Company was to issue certain shares of stock to HPII in exchange for certain receivables due from Health Management, Inc. ("HMI"). The action seeks injunctive relief against this transaction, and damages, costs and attorneys' fees in unspecified amounts. The transaction subsequently closed and the plaintiff has, on numerous occasions, stipulated to extend the defendants' time to respond to this suit. The most recent stipulation provides for an extension to January 18, 2002.

On July 2, 1998, a former shareholder of HMI purporting to sue on behalf of a class of shareholders of HMI as of June 6, 1997, commenced a suit in the Delaware Chancery Court, New Castle County, entitled *Kathleen S. O'Reilly v. Transworld HealthCare, Inc., W. James Nicol, Andre C. Dimitriadis, Dr. Timothy J. Triche and D. Mark Weinberg,* Civil Action No. 16507-NC. Plaintiff alleged that the Company, as majority shareholder of HMI, and the then directors of HMI, breached fiduciary duties to the minority shareholders of HMI by approving a merger between HMI and a subsidiary of the Company for inadequate consideration. The Company has been vigorously defending this action. In June 2001, the parties reached a settlement, which was approved by the court in November 2001, that fully resolved the litigation. The settlement will not have a material adverse effect on the Company's consolidated financial position, cash flows or results of operations.

On August 4, 2000 the Company reached a civil settlement with the U.S. Department of Justice related to an investigation commenced in July 1997 of two of its U.S. subsidiaries as well as a related *qui tam* civil whistleblower case. In addition to its settlement with the federal government, the Company reached a final settlement with the Prior Owners in connection with an ongoing dispute with such persons. The Company also agreed to a CIA with the Office of Inspector General related to the Mail-Order operations. The Company's obligations under the CIA were completed on November 2, 2001.

During the normal course of business, the Company continues to carefully monitor and review its submission of Medicare, Medicaid and all other claims for reimbursement and the Company uses its best efforts to ensure that such claims are not false or fraudulent. However, to the extent the Company is investigated in the future and/or found to have violated these laws, it could have a material adverse effect on the Company. The Company believes that it is in substantial compliance in all material respects with applicable provisions of the Federal statutes, regulations and laws and applicable state laws. Because of the broad and sometimes vague nature of these laws, there can be no assurance that an enforcement action will not be brought against the Company, or that the Company will not be found to be in violation of one or more of these provisions. At present, the Company cannot anticipate what impact, if any, subsequent administrative or judicial interpretation of the applicable Federal and state laws may have on the Company's consolidated financial position, cash flows or results of operations.

The Company is involved in various other legal proceedings and claims incidental to its normal business activities. The Company is vigorously defending its position in all such proceedings. Management believes these matters should not have a material adverse impact on the consolidated financial position, cash flows, or results of operations of the Company.

See also "Business – Government Regulation."

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

The Common Stock is quoted on the American Stock Exchange ("Amex") and is traded under the symbol "TWH." The following table sets forth, for the periods indicated, the high and low sales price of the Common Stock on Amex.

Period	High	Low
Year Ended September 30, 2000:		
First Quarter	$ 3-1/8	$ 1-1/2
Second Quarter	3-5/8	1-5/8
Third Quarter	2-7/8	1-7/16
Fourth Quarter	2-3/8	1-3/8
Year Ended September 30, 2001:		
First Quarter	1-9/16	11/16
Second Quarter	3	15/16
Third Quarter	3-3/16	2-7/32
Fourth Quarter	4-13/16	2-15/32
Year Ended September 30, 2001:		
First Quarter (through December 10, 2001)	3-3/32	2-13/32

As of December 10, 2001, there were approximately 157 stockholders of record of the Common Stock.

The Company has neither declared nor paid any dividends on its Common Stock and does not anticipate paying dividends in respect of its Common Stock in the foreseeable future. Any payment of future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial position, cash flows, capital requirements and other relevant considerations, including the extent of its indebtedness and any contractual restrictions with respect to the payment of dividends. Under the terms of the Company's former senior secured revolving credit facility (the "Credit Facility"), the Company was prohibited from paying dividends or making other cash distributions. Under the terms of the Refinancing (as defined and described in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources"), the Company's U.K. subsidiaries are prohibited from paying dividends or making other cash distributions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources." See also "Executive Compensation –Stock Option Plans."

Item 6. Selected Financial Data.

The financial data for the two years ended September 30, 2001 and balance sheet data as of September 30, 2001 and 2000 as set forth below have been derived from the consolidated financial statements of the Company, audited by Ernst & Young, LLP, for the periods indicated and should be read in conjunction with those consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. The financial data for the year ended September 30, 1999 as set forth below has been derived from the consolidated financial statements of the Company, audited by PricewaterhouseCoopers LLP, for the period indicated and should be read in conjunction with those consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. In addition, the selected financial data should be read in conjunction with "Business – General" and "Management's

Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended September 30,				Eleven Months Ended September 30,[2]
	2001	2000[1]	1999	1998	1997
Financial Data:					
Total revenues	$154,633	$135,408	$154,728	$155,309	$ 93,444
Gross profit	47,979	45,627	55,318	58,117	42,057
Selling, general and administrative Expenses	37,382	49,041	57,946	51,980	42,931
General and administrative expense related to Mail-Order operations	3,883				
Losses due to sale of subsidiary	354				
(Gain) on sale of assets[3]				(2,511)	(606)
Legal settlements, net		5,082 [4]			
Restructuring charge		1,288 [5]			
Impairment of long-lived assets		15,073 [6]			16,677 [7]
Equity in loss of HMI, net					18,076
Operating income (loss)	6,360	(24,857)	(2,628)	8,648	(35,021)
Interest expense, net	8,433	7,847	5,218	5,651	2,792
Foreign exchange loss	400				
Provision (benefit) for income taxes[10]	24,117	(7,348)	(500)	1,844	(5,078)
Equity in income of and interest income earned from U.K. subsidiaries		1,101 [1]			
Minority interest	22	(70)			
(Loss) income before extraordinary loss	(26,612)	(24,185)	(7,346)	1,153	(32,735)
Extraordinary item[8]		759			
Net (loss) income	$ (26,612)	$ (24,944)	$ (7,346)	$ 1,153	$ (32,735)
(Loss) income per share of common stock before extraordinary item[9]:					
Basic	$ (1.53)	$ (1.38)	$ (0.42)	$ 0.07	$ (2.56)
Diluted	$ (1.53)	$ (1.38)	$ (0.42)	$ 0.07	$ (2.56)
Net (loss) income per share of common stock[9]:					
Basic	$ (1.53)	$ (1.42)	$ (0.42)	$ 0.07	$ (2.56)
Diluted	$ (1.53)	$ (1.42)	$ (0.42)	$ 0.07	$ (2.56)
Weighted average number of common shares outstanding[9]:					
Basic	17,408	17,551	17,547	17,327	12,794
Diluted	17,408	17,551	17,547	17,488	12,794

	September 30,				
	2001	2000	1999	1998	1997
Balance Sheet Data:					
Working capital	$19,730	$ 25,640	$ 26,005	$ 39,148	$26,411
Accounts receivable, net	29,555	23,029	30,814	32,223	31,475
Total assets	248,073	183,746	172,121	179,708	201,281
Long-term debt	175,913	89,677	54,407	57,307	61,400
Total shareholders' equity	36,354	63,031	91,274	101,905	81,905

(1) Effective with the Refinancing, the Company began accounting for the investment in the UK Parent and its subsidiaries under the equity method, retroactive to October 1, 1999. During the second quarter of fiscal 2000, UK Parent and TW UK amended their Articles of Association. The amendments enabled the Company to consolidate the UK Parent and its subsidiaries as of January 1, 2000.

(2) The Company changed its fiscal year from October 31 to September 30 effective for fiscal 1997. This resulted in an eleven month reporting period for the period ended September 30, 1997.

(3) The Company recorded a gain of $2,511,000 on the sale of Transworld Home Healthcare – Nursing Division, Inc. ("TNI") in the year ended September 30, 1998. The Company recorded a gain of $606,000 on the sale of Radamerica, Inc. in the eleven months ended September 30, 1997.

(4) The Company recorded a net charge of $5,082,000 related to legal settlements in the year ended September 30, 2000.

(5) The Company recorded a $1,288,000 restructuring charge related to exiting its U.S. Mail-Order Operations in the year ended September 30, 2000.

(6) The Company recorded a charge for impairment of long-lived assets of $15,073,000 in the year ended September 30, 2000. The charge related to the write-down of assets, mainly goodwill, to their fair value, $12,346,000 for the U.S. Mail-Order Operations and $2,727,000 for Amcare.

(7) The Company reported special charges totaling $16,677,000 in the eleven months ended September 30, 1997 resulting from a $1,841,000 non-cash charge related to impairment of the investment in HMI, as well as to record estimated costs, fees and other expenses related to completion of substantially all of the assets of HMI to Counsel Corporation (the "HMI Asset Sale"), a $12,079,000 non-cash charge for the write-off of goodwill and other intangible assets related to exiting the wound care and orthotic product lines of DermaQuest, Inc. ("DermaQuest"), a $1,622,000 non-cash charge for the termination of the agreements to purchase the VIP Companies, a $437,000 charge for closure of the Company's pulmonary rehabilitation center in Cherry Hill, New Jersey, and $698,000 of other charges.

(8) The Company recorded a non-cash, after tax, extraordinary charge of $759,000 (net of tax benefit of $408,000) in the fiscal year ended September 30, 2000 as a result of the write-off of deferred financing costs associated with the early extinguishment of borrowings under the Company's Credit Facility.

(9) Weighted average shares have been restated for the eleven months ended September 30, 1997 to reflect the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share"("EPS"). SFAS No. 128 replaced primary EPS with basic EPS and fully diluted EPS with diluted EPS.

(10) During the year ended September 30, 2001, the Company established a full valuation allowance against its deferred tax assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

The Company is a provider of a broad range of health care services and products with principal operations in the U.K. and the U.S. The Company provides the following services and products: (i) patient services, including nursing and para-professional services; (ii) respiratory therapy and home medical equipment; and (iii) infusion therapy. The Company provides these services and products from the following two reportable business segments: (i) U.K. operations and (ii) U.S. Home Healthcare operations (formerly Hi-Tech). The Company's U.K. operations supply nursing and para-professional care to the community and U.K. healthcare institutions and medical grade oxygen to the U.K. pharmacy market and private patients in Northern Ireland. The Company's Home Healthcare operations are concentrated in New Jersey and New York.

The Company was a provider of specialty mail-order pharmaceuticals and medical supplies. On October 3, 2000, the Company sold a substantial portion of the assets of its U.S. Mail-Order Operations and subsequently closed this business segment. In addition, on November 22, 2000, the Company sold its U.K. subsidiary Amcare. (See Note 3 of the Notes to Consolidated Financial Statements).

On December 20, 1999, the Company's U.K. subsidiaries obtained new financing. Concurrent with the Refinancing, the Company placed 100% of its ownership interest in TW UK into a Voting Trust (as further defined and described in Liquidity and Capital Resources). As a result of the provisions of the Voting Trust the Company did not control a majority of the board of directors and the holders of the senior subordinated notes issued pursuant to the Refinancing held substantive rights, principally in the form of their ability to approve the annual budget and financial forecast of results of operations and sources and uses of cash. As a result of these rights, for accounting purposes the Company was no longer able to consolidate the U.K. subsidiaries into its financial statements although it owned 100% of the outstanding shares of the stock of the parent company, UK Parent, as of December 31, 1999. Therefore, effective with the Refinancing, the Company began accounting for the investment in UK Parent and its subsidiaries under the equity method, retroactive to October 1, 1999. During the second quarter of fiscal 2000, UK Parent and TW UK amended their Articles of Association to give the Chairman (a Company designee) the right to resolve any tie votes of the board of directors and certain documents covering the Notes (as defined and described in Liquidity and Capital Resources) were amended to eliminate the requirement that the Investors approve the operating budget. These amendments have enabled the Company to consolidate the U.K. subsidiaries as of January 1, 2000.

The Company's revenue mix and payor mix is influenced to a significant degree by the relative contribution of acquired businesses and their respective payor profiles. The following table shows the percentage of historical net revenues represented by each of the Company's product lines:

	Year Ended September 30, 2001	Year Ended September 30, 2000	Year Ended September 30, 1999
Product Line			
Net patient services	84.5%	59.2%	51.8%
Net respiratory, medical equipment and supplies sales	7.4	32.2	42.2
Net infusion services	8.1	8.6	6.0
Total revenues	100.0%	100.0%	100.0%

The increase in net patient services as a percentage of total revenues for the year ended September 30, 2001 as compared to 2000 is primarily due to growth in the Company's U.K. flexible staffing business both organically and through the on-going nursing and care agency acquisition program. The decrease in net respiratory medical equipment and supplies sales as a percentage of revenues for the year ended September 30, 2001 as compared to 2000 is due primarily to the closing of the Company's U.S. Mail-Order Operations and the sale of Amcare, in November 2000. On a pro forma basis, assuming the U.K. subsidiaries had been consolidated for the entire year ended September 30, 2000, the percentage of total revenues would have been as follows: net patient services 62.3%, net respiratory, medical equipment and supplies sales 30.7% and net infusion services 7.0%.

The following table shows the historical payor mix for the Company's total revenues for the periods presented:

Payor	Year Ended September 30, 2001	Year Ended September 30, 2000	Year Ended September 30, 1999
U.K. NHS and other U.K. Governmental payors	54.7%	43.6%	36.5%
Medicare	1.6	14.7	20.9
Medicaid	2.1	3.3	2.2
Private payors	41.6	38.4	40.4
Total revenues	100.0%	100.0%	100.0%

The increase in NHS and other U.K. governmental payors as a percentage of total revenues for the year ended September 30, 2001 as compared to 2000 is primarily due to the U.K. acquisitions which derive the majority of their revenues from the NHS, and to organic growth in the core flexible staffing business. The decrease in Medicare as a percentage of total revenues for the year ended September 30, 2001 as compared to 2000 is primarily due to the Company exiting the U.S. Mail-Order Operations. The Company believes that its payor mix in the future will be determined primarily by the payor profile of completed acquisitions and to a lesser extent, from shifts in existing business among payors.

The increase in NHS and other U.K. governmental payors as a percentage of total revenues for the year ended September 30, 2000 as compared to 1999 is primarily due to the acquisition of Nightingale, which derives the majority of its revenues from the NHS, and to organic growth in the core flexible staffing business. The decrease in Medicare as a percentage of total revenues for the year ended September 30, 2000 as compared to 1999 is primarily due to the decrease in revenue in the Company's U.S. Mail-Order Operations.

The Company believes that a substantial portion of its revenues derived from private payors in the U.S. was subject to case management and managed care and that this relationship will continue in the future. The Company maintains a diversified offering of home services and products in an attempt to mitigate the impact of potential reimbursement reductions for any individual product or service.

The Company's gross margins will be influenced by the revenue mix of its product lines and by changes in reimbursement rates. The Company historically has recognized higher gross margins from its specialized mail-order and medical supplies pharmacy and respiratory therapy operations than from its nursing and infusion therapy operations. Subsequent acquisitions, when completed, will continue to impact the relative mix of revenues and overall gross margin.

At September 30, 2001 and 2000, the Company had $109,426,000 and $90,786,000, respectively of intangible assets (primarily goodwill) on its balance sheet. This represented 44.1% of total assets and 301.0% of total stockholders' equity at September 30, 2001 and 49.4% of total assets and 144.0% of total stockholders' equity at September 30, 2000. Amortization of intangibles for the years ended September 30, 2001, 2000 and 1999 was $3,852,000, $3,301,000 and $3,459,000, respectively. Subsequent acquisitions, when completed, will continue to increase the amount of intangible assets on the balance sheet. On a pro forma basis, assuming the U.K. subsidiaries had been consolidated for the entire year ended September 30, 2000, amortization of intangibles would have been $4,065,000.

The Company amortizes goodwill over periods ranging from ten to forty years based on the likely period of time over which related economic benefits will be realized. The Company believes its estimated goodwill life is reasonable given, among other factors, the continuing movement of patient care to non-institutional settings, expanding demand due to demographic trends, the emphasis of the Company on establishing coverage in each of its local and regional markets and the consistent practice of other home health care companies. At each balance sheet date, or if a significant adverse change occurs in the Company's business, management assesses the carrying amount of enterprise goodwill. The Company measures impairment of goodwill by comparing the future undiscounted cash flows (without interest) to the carrying amount of goodwill. This evaluation is done at the reportable business segment level (primarily by subsidiary). If the carrying amount of goodwill exceeds the future cash flows, the excess carrying amount of goodwill is written off. The factors considered by management in estimating future cash flows include current operating results, the effects of any current or proposed changes in third-party reimbursement or other governmental regulations, trends and prospects of acquired businesses, as well as the effect of demand, competition, market and other economic factors. If permanent impairment of goodwill were to be recognized in a future period, it could have a material adverse effect on the Company's consolidated financial position and results of operations.

In July 2001, the Financial Accounting Standards Board issued Statement No. 141 ("FAS 141"), *"Business Combinations"*, and Statement No. 142 ("FAS 142"), *"Goodwill and Other Intangible Assets"*. The provisions of FAS 141 are effective for business combinations accounted for by the purchase method and completed after June 30, 2001. The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001. FAS 141 changes the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting. Under FAS 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. In accordance with the transitional provisions of FAS 142, the Company has not amortized goodwill acquired in business combinations subsequent to June 30, 2001. Other intangible assets will continue to be amortized over their estimated useful lives.

Results of Operations

Year Ended September 30, 2001 vs. Year Ended September 30, 2000

Revenues. Total revenues for the years ended September 30, 2001 and 2000 were $154,633,000 and $135,408,000, respectively, an increase of $19,225,000 or 14.2%. This increase relates primarily to the change in accounting for the U.K. subsidiaries from consolidation to the equity method during the first quarter of fiscal 2000 ($28,847,000) and increased revenues in the Company's U.K. nursing operations as a result of acquisitions and an increase in billable hours charged ($28,418,000). The U.S. Home Healthcare operations also experienced an increase in revenues ($1,108,000) primarily due to an increase in the number of patients being serviced. These increases were partially offset by the Company's exit of the U.S. Mail-Order Operations effective October 2000 ($22,476,000) and to the sale of Amcare in November 2000 ($16,667,000).

Gross Profit. Total gross profit increased by $2,352,000 to $47,979,000 for the year ended September 30, 2001 from $45,627,000 for the year ended September 30, 2000. As a percentage of total revenue, gross profit for the year ended September 30, 2001 decreased to 31.0% from 33.7% for the prior year. The decrease in gross margins is principally due to growth in the Company's U.K. nursing operations and the closing of the Company's U.S. Mail-Order Operations, which realized historical gross margins in excess of 50%. Gross margins for patient services were essentially flat year over year (30.7% for the year ended September 30, 2001 versus 31% for the prior year). Gross margins in the respiratory, medical equipment and supplies sales decreased slightly (37.9% for the year ended September 30, 2001 versus 40.3% for the prior year) principally due to the sale of Amcare in November 2000 and slightly increased for infusion services (28.4% for the year ended September 30, 2001 versus 27.6% for the prior year) principally due to product mix.

Selling, General and Administrative Expenses. Total selling, general and administrative expenses for the years ended September 30, 2001 and 2000 were $41,265,000 and $49,041,000, respectively. This represents a decrease in the current year of $7,776,000 or 15.9%. This decrease relates primarily to the decrease in the U.S. Mail-Order Operations due to the Company's decision to exit this business in September of 2000 ($15,946,000) and the sale of Amcare in November 2000 ($2,920,000). Partly offsetting this decrease is the change in accounting for the U.K. subsidiaries from the equity method to consolidation ($6,347,000) as well as higher levels of overhead costs in the U.K. operations principally due to acquisitions and to support internal growth ($5,016,000). Overhead costs in the Company's U.S. corporate offices also decreased ($663,000) principally due to headcount reductions and other cost saving initiatives.

Impairment of Long-Lived Assets. For the year ended September 30, 2000, the Company recorded a $15,073,000 charge related to the write-down of assets to their fair value for the U.S. Mail-Order Operations and Amcare (see Note 3 of the Notes to Consolidated Financial Statements).

Losses due to Sale of Subsidiary. For the year ended September 30, 2001, the Company recorded losses of $354,000 due to the sale of Amcare as a result of the completion of the transaction.

Legal Settlements, Net. For the year ended September 30, 2000, the Company recorded a one-time charge of $10,082,000 related to a settlement with the federal government which was offset by a $5,000,000 settlement with the Prior Owners (see "Business - Government Regulation").

Restructuring Charge. For the year ended September 30, 2000, the Company recorded a $1,288,000 restructuring charge related to exiting and closing its U.S. Mail-Order Operations (See Note 3 of the Notes to Consolidated Financial Statements).

Interest Income. Total interest income for the years ended September 30, 2001 and 2000 was $1,587,000 and $1,443,000, respectively. The increase was attributable to higher interest income earned ($84,000) on a higher level of funds invested. This increase was partially offset by the change in accounting for the U.K. subsidiaries from consolidation to the equity method during the first quarter of fiscal 2000 ($60,000).

Interest Expense. Total interest expense for the years ended September 30, 2001 and 2000 was $10,020,000 and $9,290,000, respectively. The increase was primarily attributable to a higher level of average borrowings outstanding. This increase was partially offset by the change in accounting for the U.K. subsidiaries from consolidation to the equity method during the first quarter of fiscal 2000 ($308,000).

Provision (Benefit) for Income Taxes. The Company recorded a provision for income taxes amounting to $24,117,000 for the year ended September 30, 2001 versus a benefit of $7,348,000 or 22.4% of loss before income taxes, equity income, minority interest and extraordinary loss for the year ended September 30, 2000. The difference between the current year provision and the statutory tax rate resulted principally from the establishment of a full valuation allowance for deferred tax assets.

Management had been previously committed to implementing tax strategies that provided for the sale of appreciated assets, including a portion of the Company's ownership interest in its U.K. subsidiary, to generate sufficient taxable income to realize the tax net operating losses prior to their expiration. While the Company believes it will eventually realize the value of its tax losses, current developments, including the continued expansion of the U.K. operations has increased the uncertainty as to both the execution of the original strategy and the appropriateness of a tax strategy which may not align with the Company's current business strategy. These uncertainties have impaired the Company's ability to determine whether it is more likely than not that its deferred tax assets will be realized. Accordingly, a full valuation allowance for all remaining deferred tax assets has been provided.

Equity in Income of and Interest Income Earned from U.K. Subsidiaries. Equity in income of U.K. subsidiaries for the year ended September 30, 2000 was $319,000, which represents 100% of the net income of the Company's U.K. subsidiaries for the first quarter of fiscal 2000 (See Note 2 of the Notes to Consolidated Financial Statements). Interest income earned from U.K. subsidiaries for the year ended September 30, 2000 was $782,000 (net of tax provision of $421,000), which represents interest income on an intercompany loan, which was repaid on December 20, 2000, concurrent with the Refinancing. There was no equity in income of and interest income earned from U.K. subsidiaries for the year ended September 30, 2001 as the Company consolidated its U.K. subsidiaries in the current fiscal year.

Minority Interest. The Company reported a charge for minority interest of $22,000 in the year ended September 30, 2001 compared to a benefit $70,000 in the year ended September 30, 2000. The minority interest represents the 1,050,000 shares of class A1 common stock of TW UK issued as part of the Nightingale consideration (See Note 3 of the Notes to Consolidated Financial Statements).

Extraordinary Loss on Early Extinguishment of Debt. An extraordinary loss (net of tax benefit of $408,000) of $759,000 was recorded in the year ended September 30, 2000, as a result of the write-off of deferred financing costs associated with the early extinguishment of borrowings under the Company's Credit Facility.

Net Loss. As a result of the foregoing, the Company recorded a net loss of $26,612,000 for the year ended September 30, 2001 compared to a loss of $24,944,000 for the year ended September 30, 2000.

Year Ended September 30, 2000 vs. Year Ended September 30, 1999

Revenues. Total reported revenues for the years ended September 30, 2000 and 1999 were $135,408,000 and $154,728,000, respectively. This represents a decrease of $19,320,000 or 12.5%. This decrease relates primarily to the change in accounting for the U.K. subsidiaries from consolidation to the equity method during the first quarter of fiscal 2000 ($24,489,000) and declines in revenue experienced by the U.S. Mail-Order Operations ($14,554,000) due to a reduction in the number of patients serviced. Partly offsetting these decreases were increased revenues in the Company's U.K. nursing operations, subsequent to January 1, 2000, ($17,945,000) as a result of acquisitions (including $10,325,000 from Nightingale) and an increase in the billable hours. The Home Healthcare operations also experienced an increase in revenues ($2,336,000) primarily due to an increase in the number of patients being serviced.

Cost of Revenues. Total reported cost of revenues for the years ended September 30, 2000 and 1999 was $89,781,000 and $99,410,000, respectively. As a percentage of total revenue, cost of revenues for the year ended September 30, 2000 increased to 66.3% in comparison to 64.2% for the year ended September 30, 1999. Cost of revenues as a percentage of revenues increased slightly for patient services (69.0% for the year ended September 30, 2000 versus 68.1% for the year ended September 30, 1999) and for respiratory, medical equipment and supplies sales (59.7% for the year ended September 30, 2000 versus 57.7% for the year ended September 30, 1999) and decreased for infusion services (72.4% for the year ended September 30, 2000 versus 76.9% for the year ended September 30, 1999). The increase in patient services costs is primarily due to the acquisition of Nightingale, which has a higher cost of revenue (82.0%) than the historical U.K. nursing operations (67.1%). The increase in respiratory, medical equipment and supplies sales costs is principally attributable to higher delivery costs in the U.K. Operations. The decrease in infusion services costs is due to an increase in volume of higher gross margin infusion therapies in the Home Healthcare operations.

Selling, General and Administrative Expenses. Reported selling, general and administrative expenses for the years ended September 30, 2000 and 1999 were $49,041,000 and $57,946,000, respectively. This represents a decrease in the current year of $8,905,000 or 15.4%. The change in accounting for the U.K. subsidiaries from consolidation to the equity method during the first quarter of fiscal 2000 accounted for $5,070,000 of the decrease. The recording of additional bad debt expense of $3,655,000 (principally as a result of fully reserving for DermaQuest's accounts receivable) and $2,030,000 of charges primarily related to the attempted acquisitions of Sinclair Montrose Healthcare ("Sinclair") and Gateway Homecare, Inc. ("Gateway") and additional legal costs during the fiscal year ended September 30, 1999 added to the decrease. In addition, selling, general and administrative expenses decreased in the Company's U.S. Mail-Order Operations due to an overhead reduction program ($2,165,000). Overhead costs in the Company's U.S. Corporate offices also decreased ($537,000) principally due to headcount reductions. These decreases were offset by higher levels of overhead in the U.K. operations, subsequent to January 1, 2000, principally due to its acquisitions ($3,170,000). These decreases were also offset by the net increase in bad debt expense in the Company's U.S. Mail-Order Operations as a result of valuing accounts receivable to net realizable value ($3,180,000) which was offset by declines in revenue resulting in reduced bad debt charges ($1,697,000).

Impairment of Long-Lived Assets. For the year ended September 30, 2000, the Company recorded a $15,073,000 charge related to the write-down of assets to their fair value for the U.S. Mail-Order Operations and Amcare (see Note 3 of the Notes to Consolidated Financial Statements).

Legal Settlements, Net. For the year ended September 30, 2000, the Company recorded a one-time charge of $10,082,000 related to a settlement with the federal government which was offset by a $5,000,000 settlement with the Prior Owners (see "Business - Government Regulation").

Restructuring Charge. For the year ended September 30, 2000, the Company recorded a $1,288,000 restructuring charge related to exiting and closing its U.S. Mail-Order Operations (See Note 3 of the Notes to Consolidated Financial Statements).

Interest Income. Reported interest income for the years ended September 30, 2000 and 1999 was $1,443,000 and $227,000, respectively. The increase was attributable to higher interest income earned ($1,276,000) on a higher level of funds invested partially offset by the change in accounting for the U.K. subsidiaries from consolidation to the equity method during the first quarter of fiscal 2000 ($60,000).

Interest Expense. Reported interest expense for the years ended September 30, 2000 and 1999 was $9,290,000 and $5,445,000, respectively. The increase was primarily attributable to a higher level of borrowings combined with higher borrowing rates under the Refinancing than the Company's Credit Facility($4,153,000). This increase was partially offset by the change in accounting for the U.K. subsidiaries from consolidation to the equity method during the first quarter of fiscal 2000 ($308,000).

Benefit for Income Taxes. The Company recorded a benefit for income taxes amounting to $7,348,000 or 22.4% of loss before income taxes, equity income, minority interest and extraordinary loss for the year ended September 30, 2000 versus $500,000 or 6.4% of loss for the year ended September 30, 1999. The difference between the 22.4% effective tax rate for fiscal 2000 and the statutory tax rate resulted from non-deductible expenses, primarily amortization of intangible assets, the legal settlements and foreign capital gains tax on the sale of Amcare.

Management believed that it was more likely than not that the Company would generate sufficient levels of taxable income in the future to realize the $20,961,000 of reported net deferred tax assets comprised of the tax benefit associated with future deductible temporary differences and net operating loss carryforwards, prior to their expiration (primarily 12 years or more). This belief was based upon, among other factors, management's focus on its business realignment activities and business strategies primarily with respect to its U.K. Operations.

Equity in Income of and Interest Income Earned from U.K. Subsidiaries. Equity in income of U.K. subsidiaries for the year ended September 30, 2000 was $319,000, which represents 100% of the net income of the Company's U.K. subsidiaries for the first quarter of fiscal 2000 (See Note 2 of the Notes to Consolidated Financial Statements). Interest income earned from U.K. subsidiaries for the year ended September 30, 2000 was $782,000 (net of tax provision of $421,000), which represents interest income on an intercompany loan, which was repaid on December 20, 2000, concurrent with the Refinancing. There was no equity in income of and interest income earned from U.K. subsidiaries for the entire year ended September 30, 1999 as the Company consolidated its U.K. subsidiaries in fiscal 1999.

Minority Interest. The Company reported a benefit from minority interest of $70,000 in the year ended September 30, 2000. The minority interest represents the 1,050,000 shares of class A1 common stock of TW UK issued as part of the Nightingale consideration (See Note 3 of the Notes to Consolidated Financial Statements).

Extraordinary Loss on Early Extinguishment of Debt. An extraordinary loss (net of tax benefit of $408,000) of $759,000 was recorded in the year ended September 30, 2000, as a result of the write-off of deferred financing costs associated with the early extinguishment of borrowings under the Company's Credit Facility.

Net Loss. As a result of the foregoing, the Company recorded a net loss of $24,944,000 for the year ended September 30, 2000 compared to $7,346,000 for the year ended September 30, 1999.

Year Ended September 30, 2001 vs. Pro Forma Year Ended September 30, 2000

The following comparisons of year ended September 30, 2001 as compared to pro forma September 30, 2000 present the pro forma statement of operations data as if the U.K. subsidiaries had been consolidated for the entire year ended September 30, 2000.

Revenues. Total revenues for the year ended September 30, 2001 were $154,633,000 as compared to pro forma revenues of $164,255,000 for the year ended September 30, 2000, which represents a decrease of $9,622,000 or 5.9%. This decrease was primarily attributable to exiting the U.S. Mail-Order Operations ($22,476,000) and the sale of Amcare ($16,667,000). The impact of exiting these businesses was substantially offset with increased revenues in the Company's U.K. nursing operations ($28,418,000) as a result of acquisitions and an increase in the number of billable hours. The U.S. Home Healthcare operations also experienced an increase in revenues ($1,108,000) primarily due to an increase in the number of patients being serviced.

Gross Profit. Total gross profit for the year ended September 30, 2001was $47,979,000 as compared to pro forma gross profit of $54,620,000 for the year ended September 30, 2000. As a percentage of total revenue, gross profit for the year ended September 30, 2001 decreased to 31.0% from 33.3% pro forma for the prior year. The decrease in gross margins is principally due to growth in the Company's U.K. nursing operations and the closing of the Company's U.S. Mail-Order Operations, which realized historical gross margins in excess of 50%. Gross margins for patient services were essentially flat year over year (30.7% for the year ended September 30, 2001 versus 31.3% pro forma for the prior year). Gross margins in the respiratory, medical equipment and supplies sales decreased slightly (37.9% for the year ended September 30, 2001 versus 38.53% pro forma for the prior year) principally due to the sale of Amcare in November 2000 and slightly increased for infusion services (28.4% for the year ended September 30, 2001 versus 27.6% pro forma for the prior year) principally due to product mix.

Selling, General and Administrative Expenses. Total selling, general and administrative expenses for the year ended September 30, 2001 were $41,265,000 as compared to pro forma $55,592,000 for the year ended September 30, 2000, which represents a decrease of $14,327,000 or 25.8%. This decrease was primarily attributable to exiting the U.S. Mail-Order Operations ($15,945,000) and the sale of Amcare ($2,920,000). This decrease was partly offset with increased costs principally in the U.K. operations due to acquisitions and to support internal growth ($5,016,000). Overhead costs in the Company's U.S. Corporate offices also decreased ($663,000) principally due to headcount reductions and other cost saving initiatives.

Impairment of Long-Lived Assets. For the year ended September 30, 2000, the Company recorded a $15,073,000 charge related to the write-down of assets to their fair value for the U.S. Mail-Order Operations and Amcare (see Note 3 of the Notes to Consolidated Financial Statements).

Legal Settlements, Net. For the year ended September 30, 2000, the Company recorded a one-time charge of $10,082,000 related to a settlement with the federal government which was offset by a $5,000,000 settlement with the Prior Owners (see "Business - Government Regulation").

Restructuring Charge. For the year ended September 30, 2000, the Company recorded a $1,288,000 restructuring charge related to exiting and closing its U.S. Mail-Order Operations (See Note 3 of the Notes to Consolidated Financial Statements).

Interest Income. Total interest income for the year ended September 30, 2001 was $1,587,000 as compared to pro forma $1,503,000 for the year ended September 30, 2000, which represents an increase of $84,000. This increase was attributable to higher interest income earned on a higher level of funds invested.

Interest Expense. Total interest expense for the year ended September 30, 2001 was $10,020,000 as compared to pro forma $9,598,000 for the year ended September 30, 2000, which represents an increase of $422,000. This variance was primarily attributable to a higher level of borrowings outstanding.

(Provision)Benefit for Income Taxes. The Company recorded a provision for income taxes for the year ended September 30, 2001 of $24,117,000 for the year ended September 30, 2001 versus a pro forma benefit of $6,254,000 or 20.5% of loss before income taxes for the year ended September 30, 2000. The difference between the current year provision and the statutory tax rate resulted principally from the establishment of a full valuation allowance for deferred tax assets.

Management had been previously committed to implementing tax strategies that provided for the sale of appreciated assets, including a portion of the Company's ownership interest in its U.K. subsidiary, to generate sufficient taxable income to realize the tax net operating losses prior to their expiration. While the Company believes it will eventually realize the value of its tax losses, current developments, including the continued expansion of the U.K. operations has increased the uncertainty as to both the execution of the original strategy and the appropriateness of a tax strategy which may not align with the Company's current business strategy. These uncertainties have impaired the Company's ability to determine whether it is more likely than not that its deferred tax assets will be realized. Accordingly, a full valuation allowance for all remaining deferred tax assets has been provided.

Minority Interest. The Company reported a charge for minority interest of $22,000 in the year ended September 30, 2001 compared to a benefit $70,000 in the year ended September 30, 2000. The minority interest represents the 1,050,000 shares of class A1 common stock of TW UK issued as part of the Nightingale consideration (See Note 3 of the Notes to Consolidated Financial Statements).

Extraordinary Loss on Early Extinguishment of Debt. On a pro forma basis, the Company still would have reported an extraordinary loss (net of tax benefit of $408,000) of $759,000 in the year ended September 30, 2000, as a result of the write-off of deferred financing costs associated with the early extinguishment of borrowings under the Credit Facility.

Net Loss. As a result of the foregoing, the Company still would have reported a net loss of $26,612,000 for the year ended September 30, 2001 compared to pro forma $24,944,000 for the year ended September 30, 2000.

Pro Forma Year Ended September 30, 2000 vs. Year Ended September 30, 1999

The following comparisons of pro forma year ended September 30, 2000 as compared to September 30, 1999 present the pro forma statement of operations data as if the U.K. subsidiaries had been consolidated for the entire year ended September 30, 2000.

Revenues. Total pro forma revenues for the year ended September 30, 2000 were $164,255,000 as compared to $154,728,000 for the year ended September 30, 1999, which represents an increase of $9,527,000 or 6.2%. This increase was primarily attributable to increased revenues in the Company's U.K. nursing operations ($22,132,000) as a result of acquisitions (including $10,325,000 from Nightingale) and an increase in the number of billable hours. Also contributing to the increase was increased revenues in the Home Healthcare operations ($2,336,000). Partly offsetting the increases from the U.K. and Home Healthcare operations were declines in revenue experienced by the Mail-Order Operations ($14,554,000) due to a reduction in the number of patients serviced.

Cost of Revenues. Pro forma cost of goods sold for the year ended September 30, 2000 was $109,635,000 as compared to $99,410,000 for the year ended September 30, 1999. On a pro forma basis total cost of revenues as a percentage of revenues increased to 66.7% from 64.2% in the year ended September 30, 2000. On a pro forma basis cost of revenues as a percentage of revenues increased for respiratory, medical equipment and supplies sales (61.5% for the year ended September 30, 2000 versus 57.7% for the year ended September 30, 1999), decreased for infusion services (72.4% for the year ended September 30, 2000 versus 76.9% for the year ended September 30, 1999) and increased slightly for patient services (68.7% for the year ended September 30, 2000 versus 68.1% for the year ended September 30, 1999). The increase in respiratory, medical equipment and supplies sales operations costs is attributable to higher delivery costs in the U.K. Operations. The decrease in infusion services costs is due to an increase in volume of higher gross margin infusion therapies in the Home Healthcare Operations. Patient services costs increased slightly due to the acquisition of Nightingale, which has a higher cost of revenue (82.0%) than the historical U.K. nursing operations (67.2%).

Selling, General and Administrative Expenses. Pro forma selling, general and administrative expenses for the year ended September 30, 2000 were $55,592,000 as compared to $57,946,000 for the year ended September 30, 1999, which represents a decrease of $2,354,000 or 4.1%. This decrease was primarily due to the recording of additional bad debt expense of $3,655,000 (principally as a result of fully reserving for DermaQuest's accounts receivable) and $2,030,000 of charges primarily related to the attempted acquisitions of Sinclair and Gateway and additional legal costs during the year ended September 30, 1999. In addition, selling, general and administrative expensed decreased in the Company's Mail-Order Operations due to an overhead reduction program ($2,165,000). Overhead costs in the Company's U.S. Corporate offices also decreased ($333,000) principally due to headcount reductions. These decreases were offset by higher levels of overhead in the U.K. Operations principally due to its acquisitions and internal growth ($4,447,000). These decrease were also offset by the net increase in bad debt expense in the Company's U.S. Mail-Order Operations as a result of valuing accounts receivable to net realizable value ($3,180,000) which was offset by declines in revenue resulting in reduced bad debt charges ($1,697,000).

Impairment of Long-Lived Assets. For the year ended September 30, 2000, the Company recorded a $15,073,000 charge related to the write-down of assets to their fair value for the U.S. Mail-Order Operations and Amcare (see Note 3 of the Notes to Consolidated Financial Statements).

Legal Settlements, Net. For the year ended September 30, 2000, the Company recorded a one-time charge of $10,082,000 related to a settlement with the federal government which was offset by a $5,000,000 settlement with the Prior Owners (see "Business - Government Regulation").

Restructuring Charge. For the year ended September 30, 2000, the Company recorded a $1,288,000 restructuring charge related to exiting and closing its U.S. Mail-Order Operations (See Note 3 of the Notes to Consolidated Financial Statements).

Interest Income. Pro forma interest income for the year ended September 30, 2000 was $1,503,000 as compared to $227,000 for the year ended September 30, 1999, which represents an increase of $1,276,000. This increase was attributable to higher interest income earned on a higher level of funds invested.

Interest Expense. Pro forma interest expense for the year ended September 30, 2000 was $9,598,000 as compared to $5,445,000 for the year ended September 30, 1999, which represents an increase of $4,153,000. This variance was primarily attributable to a higher level of borrowings combined with higher borrowing rates under the Refinancing than the Credit Facility.

Benefit for Income Taxes. Pro forma benefit for income taxes for the year ended September 30, 2000 was $6,254,000 or 20.5% of loss before income taxes, equity income, minority interest and extraordinary loss for the year ended September 30, 2000 versus $500,000 or 6.4% of loss before income taxes for the year ended September 30, 1999. The difference between the effective tax rate for the year ended September 30, 2000 and the statutory tax rate resulted from non-deductible expenses, primarily amortization of intangible assets, the legal settlements and foreign capital gains tax on the sale of Amcare.

Management believed that it was more likely than not that the Company would generate sufficient levels of taxable income in the future to realize the $20,961,000 of reported net deferred tax assets comprised of the tax benefit associated with future deductible temporary differences and net operating loss carryforwards, prior to their expiration (primarily 12 years or more). This belief was based upon, among other factors, management's focus on its business realignment activities and business strategies primarily with respect to its U.K. Operations.

Minority Interest. On a pro forma basis, the Company still would have reported a benefit from minority interest of $70,000 in the year ended September 30, 2000. The minority interest represents the 1,050,000 shares of class A1 common stock of TW UK issued as part of the Nightingale consideration (See Note 3 of the Notes to Consolidated Financial Statements).

Extraordinary Loss on Early Extinguishment of Debt. On a pro forma basis, the Company still would have reported an extraordinary loss (net of tax benefit of $408,000) of $759,000 in the year ended September 30, 2000, as a result of the write-off of deferred financing costs associated with the early extinguishment of borrowings under the Credit Facility.

Net Loss. As a result of the foregoing, on a pro forma basis, the Company still would have reported a net loss of $24,944,000 for the year ended September 30, 2000 compared to $7,346,000 for the year ended September 30, 1999.

Liquidity and Capital Resources

General.

During the year ended September 30, 2001, the Company generated $4,172,000 from operating activities. Cash requirements for the fiscal year ended September 30, 2001 for capital expenditures ($1,937,000), payments for acquisitions ($14,616,000), payments on revolving loan ($6,550,000) and payments on long-term debt ($4,038,000), were met through operating cash flows, net payments received from the sale of businesses ($15,075,000) and from borrowings under the U.K. subsidiaries' term loan ($72,115,000) (as discussed further in "Refinancing").

In January 2001, the Company initiated a stock repurchase program, whereby the Company may purchase up to approximately $1,000,000 of its outstanding common stock in open market transactions or in privately negotiated transactions. As of September 30, 2001, the Company had acquired 266,200 shares for an aggregate purchase price of $720,000which are reflected as treasury stock in the consolidated balance sheet at September 30, 2001. The Company intends to continue with its stock repurchase program during fiscal 2002.

Cash requirements for the fiscal year ended September 30, 2000 for capital expenditures ($1,207,000), payments for acquisitions ($13,687,000), financing fees and issuance costs ($2,849,000), payments on revolving loan ($5,121,000), payments on long-term debt ($2,187,000), as well as the $55,755,000 repayment of the Credit Facility were met through funds generated from net payments received from the U.K. subsidiaries ($67,069,000) (as discussed further in "Refinancing"), borrowings under the acquisition loan ($5,632,000) and proceeds from notes payable ($2,012,000).

During the year ended September 30, 1999, the Company generated $3,258,000 from its operating activities. Cash flow from operating activities, combined with the use of existing cash, funded a $1,500,000 payment to further reduce the Company's Credit Facility and the following investing activities: $3,824,000 for further expansion of the Company's U.K. Operations and $2,642,000 for capital expenditures.

The Company believes its existing capital resources and those generated from operating activities and available under existing borrowing arrangements will be adequate to conduct its operations for the next twelve months.

Assets Limited to Use.

Represents cash and cash equivalents, advanced under the Refinancing, available for payment of up to fifty percent of the total consideration payable in connection with Permitted Acquisitions (as defined in the Senior Credit Agreement).

Accounts Receivable.

The Company maintains a cash management program that focuses on the reimbursement function, as growth in accounts receivable has been the main operating use of cash historically. At September 30, 2001 and 2000, $29,555,000 (11.9%) and $23,029,000 (12.5%), respectively, of the Company's total assets consisted of accounts receivable substantially from third-party payors. Such payors generally require substantial documentation in order to process claims. The collection time for accounts receivable is typically the longest for services that relate to new patients or additional services requiring medical review for existing patients.

Accounts receivable increased by $6,526,000 from September 30, 2000 to September 30, 2001 primarily due to growth in the Company's U.K. nursing operations ($10,444,000). This increase was offset by improved collections in the Company's U.K. nursing operations and U.S. Home Healthcare business and the Company's exit of the U.S. Mail-Order Operations, including the $1,900,000 write-down of the remaining accounts receivable to their estimated net realizable value, and the sale of Amcare.

Management's goal is to maintain accounts receivable levels equal to or less than industry averages, which will tend to mitigate the risk of negative cash flows from operations by reducing the required investment in accounts receivable. Days sales outstanding ("DSOs") is a measure of the average number of days taken by the Company to collect its accounts receivable, calculated from the date services are rendered. As of September 30, 2001, 2000 and 1999, the Company's average DSOs were 60, 51 and 73, respectively. Excluding the impact of the acquisition of Staffing Enterprise as of September 27, 2001, DSOs as of September 30, 2001 were 44.

Refinancing.

General. As described more fully below, on December 20, 1999, as amended on September 27, 2001, the Company's U.K. subsidiaries, UK Parent and its subsidiary TW UK obtained new financing denominated in pounds sterling, which aggregates approximately $195,270,000 at September 30, 2001. The new financing consists of a $140,805,000 senior collateralized term and revolving credit facility (the "Senior Credit Facility"), $15,671,000 in mezzanine indebtedness (the "Mezzanine Loan") and $38,794,000 of senior subordinated notes (the "Notes") (each of the foregoing are sometimes referred to collectively herein as the "Refinancing"). Of the net proceeds of the Refinancing, $55,755,000 was used to repay the Company's existing Credit Facility, $11,617,000 was provided to the Company for general corporate purposes, with the balance to be used for acquisitions and working capital in the U.K., subject to the terms of the documents governing the Refinancing. In connection with the repayment of the Company's existing Credit Facility, the Company recorded a non-cash, after-tax, extraordinary charge of approximately $759,000 in its first quarter of fiscal 2000 relating to the write-off of the deferred financing costs associated with the Credit Facility.

Senior Credit Facility. The Senior Credit Facility consists of a (i) $41,283,000 term loan A, maturing December 17, 2005, (ii) $18,430,000 acquisition term loan B, maturing December 17, 2006 which may be drawn upon during the first nine years following closing, (iii) per the September 27, 2001 amendment, $73,720,000 term loan C, maturing June 30, 2007, and (iv) $7,372,000 revolving facility, maturing December 17, 2005. Repayment of the loans commenced on July 30, 2000 and continues until final maturity. The loans bear interest at rates equal to LIBOR plus 2.25% to 3.50% per annum. As of December 10, 2001, TW UK had outstanding borrowings of $105,837,000 under the Senior Credit Facility. As of December 10, 2001, borrowings under the Senior Credit Facility bore interest at a rate of 6.32% to 7.57%.

Subject to certain exceptions, the Senior Credit Facility prohibits or restricts, among other things, the incurrence of liens, the incurrence of indebtedness, certain fundamental corporate changes, dividends (including distributions to the Company), the making of specified investments and certain transactions with affiliates. In addition, the Senior Credit Facility contains affirmative and negative financial covenants customarily found in agreements of this kind, including the maintenance of certain financial ratios, such as senior interest coverage, debt to earnings before interest, taxes, depreciation and amortization, fixed charge coverage and minimum net worth.

The loans under the Senior Credit Facility are collateralized by, among other things, a lien on substantially all of TW UK's and its subsidiaries' assets, a pledge of TW UK's ownership interest in its subsidiaries and guaranties by TW UK's subsidiaries.

Mezzanine Loan and Mezzanine Warrants. Mezzanine Loan. The Mezzanine Loan is a term loan maturing December 17, 2007 and bears interest at the rate of LIBOR plus 7% per annum, where LIBOR plus 3.5% will be payable in cash, with the remaining interest being added to the principal amount of the loan. The Mezzanine Loan contains other terms and conditions substantially similar to those contained in the Senior Credit Facility. The lenders of the Mezzanine Loan also received warrants to purchase 2% of the fully diluted ordinary shares of TW UK. As of December 10, 2001, borrowings under the Mezzanine Loan bore interest at a rate of 10.98%.

Mezzanine Warrants. The warrants issued to the mezzanine lenders (the "Mezzanine Warrants") are detachable and can be exercised at any time without condition for an aggregate exercise price of approximately $121,000. The fair value of the Mezzanine Warrants ($2,338,000) issued to the mezzanine lenders has been recorded as a discount to the mezzanine loan and is being amortized over the term of the loan using the interest method.

Senior Subordinated Notes and Warrants. Notes. The Notes consist of $32,860,000 principal amount of senior subordinated notes of UK Parent purchased by several institutional investors and certain members of management (collectively, the "Investors"), plus equity warrants issued by TW UK concurrently with the sale of the Notes (the "Warrants") exercisable for ordinary shares of TW UK ("Warrant Shares") representing in the aggregate 27% of the fully diluted ordinary shares of TW UK. See "Certain Relationships and Related Transactions – Transactions with Directors and Executive Officers."

The Notes bear interest at the rate of 9.375% per annum payable quarterly in cash subject to restrictions contained in the Senior Credit Facility requiring UK Parent to pay interest in-kind through the issuance of additional notes ("PIK Notes") for the first 18 months, with payment of interest in cash thereafter subject to a fixed charge coverage test (provided that whenever interest cannot be paid in cash, additional PIK Notes shall be issued as payment in-kind of such interest). As of September 30, 2001, $5,934,000 of PIK Notes has been recorded as additional principal due in the Company's Consolidated Balance Sheet. The Notes and related PIK notes mature nine years from issuance.

UK Parent will not have the right to redeem the Notes and the PIK Notes except as provided in, and in accordance with the documents governing the issuance of the Notes and Warrants (herein the "Securities Purchase Documents"). The redemption price of the Notes and the PIK Notes will equal the principal amount of the Notes and the PIK Notes plus all accrued and unpaid interest on each.

The Investors have the right, at their option, to require UK Parent to redeem all or any portion of the Notes and the PIK Notes under certain circumstances and in accordance with the terms of the Securities Purchase Documents. The redemption price of the Notes and the PIK Notes shall be equal to the principal amount of the Notes and the PIK Notes, plus all accrued and unpaid interest on each.

UK Parent's redemption obligation of the Notes and the PIK Notes is guaranteed by TW UK, which guarantee is subordinated to the existing senior indebtedness of TW UK to the same extent as the Notes and the PIK Notes are subordinated to senior indebtedness of UK Parent. If UK Parent fails to perform in full its obligations following exercise of the Investors put of Notes and TW UK fails to perform its obligations as a guarantor of such obligations, the Investors shall have the right to among other things exercise directly (through the voting trust described below) the drag-along rights described without the requirement that the Board of Directors of TW UK first take any action.

Warrants. The Warrants may be exercised, in whole or in part, at any time, unless previously purchased or cancelled upon a redemption of the Notes, at the option of the holders prior to the time of maturity of the Notes for Warrant Shares representing approximately 27% of TW UK's fully diluted ordinary share capital, subject to antidilution adjustment as contained in the Securities Purchase Documents.

The exercise price of the Warrants shall equal the entire principal amount of the Notes (other than PIK Notes and excluding any accrued unpaid interest) for all Warrants in the aggregate and can be exercised for cash or through the tender of Notes (other than PIK Notes) to TW UK, whereby TW UK shall issue to the Investors the appropriate number of Warrant Shares and pay to the Investors in cash an amount equal to the principal amount of the PIK Notes and all accrued unpaid interest on the Notes and the PIK Notes. In the event that any warrants are exercised by tendering cash, the UK Parent shall have the right, at its option (which it intends to exercise), to redeem the aggregate principal amount of Notes equal to the number of warrants so exercised multiplied by the warrant exercise price.

The Warrants will automatically be exercised for Warrant Shares in the event that TW UK consummates a public offering of shares valuing the Investors' ordinary shares of TW UK issuable upon a voluntary exercise of the Warrants at or above 2.5x the initial investment.

The Investors will have the right, at their option, to require UK Parent to purchase all or any portion of the Warrants or the Warrant Shares under certain circumstances and in accordance with the terms of the Securities Purchase Documents. The purchase price of the Warrants shall be equal to the difference, if a positive number, between (i) the fair market value of the Warrant Shares which the Investors have the right to acquire upon exercise of such Warrants and (ii) the exercise price of such Warrants. The purchase price of the Warrant Shares shall be equal to the fair market value of such Warrant Shares.

UK Parent's purchase obligation of the Warrants is guaranteed by TW UK, which guarantee is subordinated to existing senior indebtedness of TW UK. If UK Parent fails to perform in full its obligations following exercise of the Investors put of Warrants and TW UK fails to perform its obligations as a guarantor of such obligations, the Investors shall have the right to among other things exercise directly through the Voting Trust the drag-along rights without the requirement that the Board of Directors of TW UK first take any action.

If UK Parent fails to perform in full its obligations following exercise of the Investors put of Warrant Shares, the Investor shall have the right to among other things exercise directly through the Voting Trust the drag-along rights without the requirement that the Board of Directors of TW UK first take any action.

Following an initial public offering and upon exchange of the Warrants the Investors shall be entitled to two demand rights and unlimited piggyback registrations with respect to the Warrant Shares. The Warrant Shares shall be listed for trading on any securities exchange on which the ordinary shares of TW UK are listed for trading.

All ordinary shares of UK Parent owned by the Company and all ordinary shares of TW UK owned by UK Parent will be held in a voting trust for the benefit of the holders of ordinary shares of TW UK and the holders of the Warrants, with the trustee of the trust being obligated to vote the shares held in trust as follows: (i) to elect to the Board of Directors of TW UK individuals designated in accordance with the Securities Purchase Documents and on any other matter, pursuant to instructions approved by the required majority of the Board of Directors of TW UK as contemplated by the Securities Purchase Documents; and (ii) following the breach by UK Parent and TW UK of their obligations to honor an Investor put of Notes, an Investor put of Warrants or an Investor put of Warrant Shares, the Investors have the right to exercise drag-along rights directly without any action of the Board of Directors of TW UK on a transaction to which such drag-along rights apply pursuant to instructions from the Investors. G. Richard Green, a Director of the Company, is the trustee of the Voting Trust. The Voting Trust includes provisions to the effect that under certain circumstances the shares held in trust shall thereafter be voted on all matters, including the election of directors, pursuant to instructions from a majority of those members of the Board of Directors of TW UK who are not affiliated or associated with the Company, HPII, or any of their successors.

The Articles of Association of TW UK and the Securities Purchase Documents provide that neither UK Parent nor TW UK will enter into any transaction with or make contributions to the Company or UK Parent (except as required by the terms of the Notes, the Warrants or the Warrant Shares) in the form of dividends, fees, re-charges, loans, guarantees or any other benefit, in any form, unless they have been previously agreed upon by all shareholders.

The Securities Purchase Documents also provide that the Investors will have the benefit of customary shareholder rights for a transaction of this type including, without limitation: (i) pre-emptive rights with respect to new securities; (ii) rights of first refusal with respect to proposed transfers of ordinary shares of TW UK; (iii) drag-along rights; (iv) tag-along rights; and (v) the exercise of voting rights by the holders of the Warrants as therein described including the right to elect one director to the TW UK Board of Directors. The Securities Purchase Documents also include limitations on TW UK's ability to do the following, among others, without the consent of the Investors: (i) issue additional equity securities of TW UK; (ii) pay dividends or make other restricted payments, except as required by the terms of the Notes, the Warrants or the Warrant Shares; (iii) sell, lease or otherwise dispose of assets exceeding specified values; (iv) enter into any transactions with affiliates; (v) amend the Memorandum or Articles of Association; or (vi) merge or consolidate with another entity.

Acquisitions.

On September 27, 2001 TW UK acquired all of the issued and outstanding shares of Staffing Enterprise, a London based provider of flexible staffing of specialist nurses and other healthcare professionals to London NHS Trust and independent hospitals. The consideration included $7,100,000 in cash, $14,800,000 in demand notes plus an additional sum of up to approximately $30,800,000 in contingent consideration dependent upon Pre-Tax Profits (as defined in the agreement for sale and purchase) for the fiscal year ended September 30, 2002.

In addition to the acquisition of Staffing Enterprise, during fiscal 2001 the U.K. Operations acquired a total of eleven other flexible staffing agencies for approximately $9,100,000 in cash and the issuance of $5,700,000 in demand notes. The transactions include provisions to pay additional amounts, payable in cash, of up to $13,000,000 in contingent consideration dependent upon future earnings of the acquired entities.

U.S. Mail-Order Operations Sale.

In September 2000, the Company approved a plan to exit its U.S. Mail-Order Operations and on September 18, 2000, entered into an agreement, which was completed on October 3, 2000, to sell certain assets of this division located in Jacksonville, Florida. Under the terms of the transaction, the Company received $2,000,000 plus $556,000 representing the book value of saleable on-hand inventory at September 29, 2000. During the year ended September 30, 2000, the Company recognized a pre-tax charge for impairment of long-lived assets of $12,346,000, principally reflecting the write-down of intangible assets to their fair value. Based upon additional information and revised cost benefit estimates by management, the Company recorded a charge of $1,900,000 to reflect the write-down of the remaining accounts receivable to their estimated net realizable value for the first quarter of fiscal 2001.

The Company recorded a $1,288,000 restructuring charge in the fourth quarter of fiscal 2000 representing the estimated costs related to exiting the business and closing its U.S. Mail-Order Operations. The restructuring charge included $128 for the write-off of unrecoverable leasehold improvements, $680,000 to satisfy existing lease obligations and $480,000 for severance and employee related costs. The employee costs represented termination benefits for all 97 employees of the U.S. Mail-Order Operations.

The following table illustrates the different components of the restructuring accrual at September 30, 2001.

	Employee Related Costs	Lease Commitments	Total
Beginning balance	$480,000	$680,000	$1,160,000
Payments made through September 30, 2001	(480,000)	(181,000)	(661,000)
Ending balance	$0	$499,000	$499,000

Amcare Sale.

On November 22, 2000, the Company sold Amcare, a U.K. subsidiary, for approximately $13,826,000 in cash. In the fourth quarter of fiscal 2000, the Company recorded a charge for impairment of long-lived assets of approximately $2,727,000 to reflect the write-down of the carrying value of goodwill, originally acquired with the purchase of Amcare, to its fair value as well as a tax charge of approximately $1,654,000 to reflect the tax effect of the transaction.

Due to the sale of Amcare, the Company recorded losses of $354,000 and realized a foreign exchange loss of $391,000 in the first quarter ended December 31, 2000 as a result of the completion of the transaction.

Contingencies.

Some of the Company's subsidiaries are Medicare Part B suppliers who submit claims to the designated carrier who is the government's claims processing administrator. From time to time, the carrier may request an audit of Medicare Part B claims on a prepayment or postpayment basis. Some of the Company's subsidiaries currently have pending such audits. If the outcome of any audit results in a denial or a finding of an overpayment, then the affected subsidiary has appeal rights. Some of the subsidiaries currently are responding to these audits and pursuing appeal rights in certain circumstances.

Litigation.

See "Legal Proceedings" with respect to certain legal proceedings concerning the Company and HMI.

Impact of Recent Accounting Standards

In July 2001, the Financial Accounting Standards Board issued FAS 141, *"Business Combinations"*, and FAS 142, *"Goodwill and Other Intangible Assets"*. The provisions of FAS 141 are effective for any business combinations accounted for by the purchase method and are completed after June 30, 2001. The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001. FAS 141 changes the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting. Under FAS 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. In accordance with the transitional provisions of FAS 142, the Company has not amortized goodwill acquired in business combinations subsequent to June 30, 2001. Other intangible assets will continue to be amortized over their estimated useful lives. The Company is currently reviewing the impact of FAS 142 and will be performing a fair-value analysis at a later date.

Inflation

Inflation has not had a significant impact on the Company's operations to date.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Foreign Currency Exchange

The Company faces exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's consolidated financial results. The Company's primary exposure relates to non-U.S. dollar denominated sales in the U.K. where the principal currency is Pounds Sterling. Currently, the Company does not hedge foreign currency exchange rate exposures.

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relate primarily to the Company's cash equivalents and the U.K. subsidiaries' December 20, 1999 Refinancing which includes the Senior Credit Facility and Mezzanine Loan. The Company's cash equivalents include highly liquid short-term investments purchased with initial maturities of 90 days or less. The Company is subject to fluctuating interest rates that may impact its consolidated results of operations or cash flows for its variable rate Senior Credit Facility, Mezzanine Loan and cash equivalents. In accordance with provisions of the Refinancing, on January 25, 2000, the Company hedged the interest rate (LIBOR cap of 9%) on approximately $41,935,000 of its floating rate debt in a contract which expires June 30, 2003. The approximate notional amount of the contract adjusts down (consistent with debt maturity) as follows:

December 31, 2001	$35,331,000
June 30, 2002	$32,855,000
December 31, 2002	$30,378,000

As of September 30, 2001, the Company's Notes ($32,860,000) and PIK Notes ($5,933,000) mature on December 31, 2008 and bear interest at a fixed rate of 9.375%. In addition, the Company had notes payable of $19,323,000, net of $1,141,000 debt discount, which were issued in connection with the acquisition of several U.K. flexible staffing agencies. The notes payable are redeemable, at the holder's option, in fiscal 2003 and bear interest ranging from 4.0% to 5.5% at September 30, 2001. The table below represents the expected maturity of the Company's variable rate debt and their weighted average interest rates at September 30, 2001.

Fiscal	Expected Maturity	Weighted Average Rate
2002	$ 4,868,000	LIBOR +1.85%
2003	6,192,000	LIBOR +2.25%
2004	8,257,000	LIBOR +2.25%
2005	10,321,000	LIBOR +2.25%
2006	27,276,000	LIBOR +3.26%
Thereafter	65,751,000	LIBOR +4.25%
	$ 122,665,000	LIBOR +3.54%

The aggregate fair value of the Company's debt was estimated based on quoted market prices for the same or similar issues and approximated $181,553,000 at September 30, 2001.

Item 8. Financial Statements and Supplementary Data.

The consolidated financial statements and required financial statements schedule of the Company are located beginning on page F-i of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None

PART III

Item 10. Directors and Executive Officers of the Registrant.

The following table sets forth certain information concerning the Company's directors and officers:

Name	Age	Positions with the Company
Timothy M. Aitken	57	Chairman of the Board and Chief Executive Officer
Sarah L. Eames	43	President and Chief Operating Officer
John B. Wynne	40	Vice President and Chief Financial Officer
Leslie J. Levinson	46	Secretary
Lewis S. Ranieri	54	Director
Scott A. Shay	44	Director
Jeffrey S. Peris	55	Director
G. Richard Green	62	Director

Certain biographical information regarding each director and officer of the Company is set forth below:

Timothy M. Aitken has served as Chairman of the Board and Chief Executive Officer of the Company since January 15, 1997. Prior to joining the Company, Mr. Aitken served as an independent consultant to the health care industry from November 1995 until January 1997. From June 1995 until November 1995, Mr. Aitken served as the vice chairman and president of Apria Healthcare Group, Inc., a California based home health care company. He has also served as chairman of the board of Omnicare plc from September 1995 until its acquisition by the Company. From 1990 until June 1995, Mr. Aitken served as chairman of the board, president and chief executive officer of Abbey Healthcare Group Inc., a California based home health care company.

Sarah L. Eames has served as President and Chief Operating Officer since June 2001, President since May 1998 and Executive Vice President, Business Development and Marketing of the Company from June 1997 to May 1998. Prior to joining the Company, Ms. Eames was employed by Johnson & Johnson Professional, Inc. as a business development consultant from 1996 to 1997. From June 1995 until November 1995, Ms. Eames served as Vice President, Marketing for Apria Healthcare Group, Inc. From 1980 until June 1995 Ms. Eames held various marketing and business development positions at Abbey Healthcare Group Inc., a predecessor company of Apria Healthcare Group, Inc.

John B. Wynne joined the Company in June 2000 as Vice President of Finance and has served as Vice President and Chief Financial Officer since August 2000. Prior to joining the Company, Mr. Wynne was Chief Financial Officer of Wassall, USA, Inc., a private equity concern where he was employed from August 1996. From 1983 until 1996, Mr. Wynne was employed by Coopers & Lybrand LLP.

Leslie J. Levinson has served as Secretary of the Company since September 1999 and had previously served in such capacity from October 1990 to July 1997. Since June 1991, he has been a partner in the law firm of Baer Marks & Upham LLP, which firm serves as counsel to the Company. From January 1988 until June 1991, he was a partner in the law firm of Dow, Lohnes & Albertson, which firm served as counsel to the Company.

Lewis S. Ranieri has been a Director of the Company since May 1997. From 1988 to February 2001 he was the chairman of Bank United Corp. He was also the president and chief executive of the predecessors of Bank United Corp. and the chairman of Bank United, the subsidiary of Bank United Corp., from 1988 until July 15, 1996. Mr. Ranieri is also the chairman and president of Ranieri & Co., Inc., positions he has held since founding Ranieri & Co., Inc., in 1988. Mr. Ranieri is a founder of Hyperion Partners L.P. and of Hyperion Partners II L.P. He is also vice chairman of Hyperion Capital Management, Inc., a registered investment advisor. Mr. Ranieri is a director of The Hyperion Total Return Fund, Inc.; The Hyperion 2002 Term Trust, Inc. and Hyperion 2005 Investment Grade Opportunity Trust, Inc. Mr. Ranieri is also chairman and president of various other indirect subsidiaries of Hyperion Partners L.P. and Hyperion Partners II L.P. He is also a director of American Marine Holdings, Inc. and Delphi Financial Group, Inc. Mr. Ranieri is a former vice chairman of Salomon Brothers Inc. where he was employed from 1968 to 1987, and was one of the principal developers of the secondary mortgage market. He is a member of the National Association of Home Builders Mortgage Roundtable.

Scott A. Shay has been a Director of the Company since January 1996 and served as Acting Chairman of the Board of the Company from September 1996 until January 1997. Mr. Shay has been a managing director of Ranieri & Co., Inc. since its formation in 1988. Mr. Shay currently serves as the Chairman of the Board of Signature Bank, a subsidiary of Bank Hapoalim, and is currently a director of Allied Healthcare (UK) Ltd. and Transworld Healthcare (UK) Ltd., which are both subsidiaries of the Company, Bank Hapoalim B.M., in Tel Aviv, Israel, Super Derivatives and Hperion Capital Management, Inc as well as an officer or director of other direct and indirect subsidiaries of Hyperion Partners L.P. and Hyperion Partners II L.P. Prior to joining Ranieri & Co., Inc., Mr. Shay was a director of Salomon Brothers Inc. where he was employed from 1980 to 1988.

Jeffrey S. Peris has been a Director of the Company since May 1998. Dr. Peris is currently Vice President Human Resources and Chief Learning Officer of American Home Products Corporation since May 2001. Dr. Peris had been the vice president of business operations of Knoll Pharmaceutical Company (Abbott Laboratories) where he was responsible for human resources and corporate communications from April 1998 to May 2001. Dr. Peris had been a management consultant to various Fortune 100 companies from May 1997 until April 1998. From 1972 until May 1997, Dr. Peris was employed by Merck & Co., Inc., where he served as the executive director of human resources from 1985 until May 1997, the executive director of marketing from 1976 until 1985, and the director of clinical biostatistics and research data systems from 1972 until 1976.

G. Richard Green has been a Director of the Company since August 1998 and is currently a director of Allied Healthcare (UK) Ltd. Mr. Green has been the chairman since 1987 and a director since 1960 of J.H. & F.W. Green Ltd a U.K. based conglomerate. From 1960 Mr. Green has held various positions at J.H. & F.W. Green Ltd. and several of its subsidiaries. Mr. Green was also a director of Abbey Healthcare Group, Inc. from 1991 to 1995. He also held directorships in Omnicare plc and Medigas Ltd from 1993 to 1996.

All directors of the Company are elected by the shareholders for a one-year term and hold office until the next annual meeting of shareholders of the Company and until their successors are elected and qualified. There are no family relationships among the directors and officers of the Company. All directors who are not employees of the Company are entitled to receive a fee of $10,000 per annum. In addition, all directors are reimbursed for all reasonable expenses incurred by them in acting as a director or as a member of any committee of the Board of Directors. Officers are chosen by and serve at the discretion of the Board of Directors. See "Certain Relationships and Related Transactions – Transactions with Principal Shareholders."

Other than Timothy M. Aitken and Sarah L. Eames, none of the Company's executive officers have employment agreements with the Company. See "Executive Compensation - Employment Agreements; Termination of Employment and Change-in-Control Arrangements."

Board Committees

The Company's Board of Directors has an Audit Committee and a Compensation Committee but does not have a nominating committee. The members of each committee are appointed by the Board of Directors.

Audit Committee.

The Audit Committee recommends to the Board of Directors the auditing firm to be selected each year as independent auditors of the Company's consolidated financial statements and to perform services related to the completion of such audit. The Audit Committee also has responsibility for: (i) reviewing the scope and results of the audit; (ii) reviewing the Company's financial condition and results of operations with management and integrity of the Company's financial statements; (iii) considering the adequacy of the internal accounting and control procedures of the Company and compliance with legal and regulatory requirements; and (iv) reviewing any non-audit services and special engagements to be performed by the independent auditors and considering the effect of such performance on the auditors' independence. Messrs. Shay, Green and Peris constitute the Audit Committee.

Recently Amex amended its rules relating to the structure and membership requirements of audit committees, including but not limited to modifications to the definition of an independent director for purposes of audit committees. Under the Amex rules, Mr. Shay may be deemed not to be independent. Mr. Shay is not a current employee or an immediate family member of any employee of the Company. Under applicable Amex rules, Mr. Shay may continue to serve on the Audit Committee provided that the Company believes that such continued service would be in the best interest of the Company and its shareholders . In addition to his substantial and significant financial background, Mr. Shay has a long standing and intricate knowledge of the Company's affairs having served on its Board of Directors for over 5 years. The Company believes that the benefits of such knowledge and experience outweigh any effect should Mr. Shay be deemed not to be independent for purposes of the Amex rules.

Compensation Committee.

The Compensation Committee reviews and approves overall policy with respect to compensation matters, including such matters as compensation plans for employees and employment agreements and compensation for executive officers. The Compensation Committee consists of Messrs. Ranieri and Shay.

Section 16(a) Beneficial Ownership Reporting Compliance

The Commission has comprehensive rules relating to the reporting of securities transactions by directors, officers and shareholders who beneficially own more than 10% of the Company's Common Stock (collectively, the "Reporting Persons"). These rules are complex and difficult to interpret. Based solely on a review of Section 16 reports received by the Company from Reporting Persons, the Company believes that no Reporting Person has failed to file a Section 16 report on a timely basis during the most recent fiscal year, other than Timothy M. Aitken, the Chairman and Chief Executive Officer, Sarah L. Eames, the President and Chief Operating Officer, who may not have timely filed a Form 4 with respect to one transaction each; and G. Richard Green, a director of the Company, who did not timely file a Form 4 with respect to one purchase of shares of Common Stock Mr. Green's wife as to which Mr. Green disclaims beneficial ownership.

Item 11. Executive Compensation.

The following table summarizes all compensation earned and paid to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company whose annual salary and bonus exceeded $100,000 (collectively, the "Named Officers") for services rendered in all capacities to the Company for the fiscal years ended September 30, 2001, 2000 and 1999.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation: Salary	Annual Compensation: Bonus	Long-Term Compensation Awards: Restricted Stock Awards	Long-Term Compensation Awards: Securities Underlying Options	All Other Compensation
Timothy M. Aitken..................	2001	$ 360,089	$150,000	$ –	195,000	$18,378[6]
Chairman of the Board	2000	250,000	140,000	–	–	72,090[6]
and Chief Executive Officer	1999	250,000	100,000	–	–	39,228[6]
Sarah L. Eames[1]	2001	$ 333,654	$150,000	$ –	150,000	$ 9,099[6]
President and Chief	2000	256,154	160,000	–	–	7,150[6]
Operating Officer	1999	240,000	100,000	–	–	
John B. Wynne[2]	2001	$ 181,731	$ 35,000	$ –	–	$ 7,150[6]
Vice President and	2000	40,385	–	–	50,000	–
Chief Financial Officer	1999	–	–	–	–	–
Wayne A. Palladino[3]..............	2001	$ –	$ –	$ –	–	$ 6,825[6]
Senior Vice President and	2000	275,191[5]	150,000	–	–	91,866[7]
Chief Financial Officer	1999	225,000	100,000	–	–	
Gregory E. Marsella[4]..............	2001	$ –	$ –	$ –	–	$ –
Vice President, General	2000	–	–	–	–	–
Counsel and Secretary	1999	120,192	–	–	–	4,500[6]

---

(1) Ms. Eames became Executive Vice President, Business Development and Marketing of the Company in June 1997, President of the Company in May 1998 and Chief Operating Officer in June 2001.

(2) Mr. Wynne became Vice President of Finance in June 2000 and Vice President and Chief Financial Officer in August 2000.

(3) Mr. Palladino resigned August 11, 2000 as Senior Vice President and Chief Financial Officer.

(4) Mr. Marsella became Vice President, General Counsel and Secretary of the Company in July 1997 and resigned September 3, 1999.

(5) Includes $71,827 payout of vacation time accrued.

(6) Reflects reimbursement for certain travel expenses.

(7) Reflects forgiveness of a loan and reimbursement of certain travel expenses.

The following table sets forth certain information regarding individual options granted in fiscal 2001 to each of the Named Officers pursuant to the Company's 1992 Stock Option Plan. In accordance with the rules of the Commission, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective terms. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted to the end of the option's term.

Option Grants in Fiscal 2001

Name	Securities Underlying Options Granted (1)	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2) 5%	10%
Timothy M. Aitken....	195,000	48.8%	$1.75	12/06/05	$ 94,284	$ 208,337
Sarah L. Eames.........	150,000	37.5	$1.75	12/06/05	72,524	160,259

(1) One half are exercisable immediately and the remaining half are exercisable on December 6, 2001 subject to the terms of the applicable option agreement.

(2) The 5% and 10% assumed annual compound rates of stock price appreciation are mandated by the Commission and do not represent the Company's estimate or projection of future Common Stock prices.

Aggregate Option Exercises in Fiscal 2001 and 2001 Fiscal Year - End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable		Value of Unexercised In-the-Money Options At Fiscal Year-End(1) Exercisable/Unexercisable	
Timothy M. Aitken................	-	-	747,500 /	97,500	$165,750 /	$117,000
Sarah L. Eames	-	-	235,000 /	75,000	122,500 /	90,000
John B. Wynne	-	-	16,667 /	33,333	19,000 /	38,000

(1) Calculated on the basis of $2.95 per share, the closing sale price of the Common Stock as reported on Amex on September 30, 2001, minus the exercise price.

Compensation of Directors

See "Directors and Executive Officers of the Registrant" with respect to compensation of non-employee directors.

Employment Agreements; Termination of Employment and Change-in-Control Arrangements

In September 2001, the Company entered into employment agreements with Mr. Aitken and Ms. Eames, which expire in September 2004. Effective October 1, 2001, the applicable agreement provides for a base salary of $380,000 and $365,000 for Mr. Aitken and Ms. Eames, respectively. The agreements contain, among other things, customary confidentiality and termination provisions and provide that in the event of the termination of the executive following a "change of control" of the Company (as defined therein), Mr. Aitken and Ms. Eames will be entitled to receive a cash payment of up to 2.9 times their average annual base salary during the preceding twelve months.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors consists of Messrs. Ranieri and Shay. Messrs. Ranieri and Shay among others, control the general partner of HPII, Hyperion TW Fund L.P. (the "Fund") and Hyperion TW Fund L.P. (the "TWH Fund"), each of which are principal shareholders of the Company.

Stock Option Plans

1992 Stock Option Plan.

In July 1992, the Company's Board of Directors and shareholders approved the Company's 1992 Stock Option Plan (the "Option Plan"). The Option Plan provides for the grant of options to key employees, officers, directors and non-employee independent contractors of the Company. The Option Plan is administered by the Compensation Committee of the Board of Directors. Beginning in fiscal 1999 and ending in July 2002, the number of shares available for issuance under the Option Plan, as amended, increases by one percent of the number of shares of Common Stock outstanding as of the first day of each fiscal year. As of December 10, 2001, the number of shares of Common Stock available for issuance thereunder is 1,645,635 shares.

Options granted under the Option Plan may be either incentive stock options ("Incentive Options"), which are intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not qualify as Incentive Options ("Non-Qualified Options"). Under the Option Plan, the Compensation Committee may grant (i) Incentive Options at an exercise price per share which is not less than the fair market value of a share of Common Stock on the date on which such Incentive Options are granted (and not less than 110% of the fair market value in the case of any optionee who beneficially owns more than 10% of the total combined voting power of the Company) and (ii) Non-Qualified Options at an exercise price per share which is determined by the Compensation Committee (and which may be less than the fair market value of a share of Common Stock on the date on which such Non-Qualified Options are granted). The Option Plan further provides that the maximum period in which options may be exercised will be determined by the Compensation Committee, except that Incentive Options may not be exercised after the expiration of ten years from the date the Incentive Option was initially granted (and five years in the case of any optionee who beneficially owns more than 10% of the total combined voting power of the Company). Under the Option Plan, if an optionee's employment is terminated, generally the unexercised Incentive Options must be exercised within three months after termination. However, if the termination is due to the optionee's death or permanent disability, the option must be exercised within one year of the termination of employment. If the optionee's employment is terminated for cause by the Company, or if the optionee voluntarily terminates his employment, his options will expire as of the termination date. Any option granted under the Option Plan will be nontransferable, except by will or by the laws of descent and distribution, and generally may be exercised upon payment of the option price in cash or by delivery of shares of Common Stock with a fair market value equal to the option price.

Shares delivered under the Option Plan will be available from authorized but unissued shares of Common Stock or from shares of Common Stock reacquired by the Company. Shares of Common Stock that are subject to options under the Option Plan which have terminated or expired unexercised will return to the pool of shares available for issuance under the Option Plan.

1997 Non-Employee Director Plan.

In May 1997, the Company adopted the Company's 1997 Option Plan for Non-Employee Directors (the "Director Plan") pursuant to which 100,000 shares of Common Stock of the Company were reserved for issuance upon the exercise of options granted to non-employee directors of the Company. The purpose of the Director Plan is to encourage ownership of Common Stock by non-employee directors of the Company whose continued services are considered essential to the Company's future progress and to provide them with a further incentive to remain as directors of the Company. The Director Plan is administered by the Board of Directors. Directors of the Company who are not employees of the Company or any subsidiary or affiliate of the Company are eligible to participate in the Director Plan. The term of the Director Plan is ten years from the date of approval by the stockholders; however, options outstanding on the expiration of the term shall continue to have full force and effect in accordance with the provisions of the instruments evidencing such options. The Board of Directors may suspend, terminate, revise or amend the Director Plan, subject to certain limitations.

Under the Director Plan, the Board of Directors may from time to time at its discretion determine which of the eligible directors should receive options, the number of shares subject to such options and the dates on which such options are to be granted. Each such option is immediately exercisable for a period of ten years from the date of grant generally, but may not be exercised more than 90 days after the date an optionee ceases to serve as a director of the Company. Options granted under the Director Plan are not transferable by the optionee other than by will, laws of descent and distribution, or as required by law.

Common Stock may be purchased from the Company upon the exercise of an option by payment in cash or cash equivalent, through the delivery of shares of Common Stock having a fair market value equal to the cash exercise price of the option or any combination of the above, subject to the discretion of the Board of Directors.

Stock Incentive Plan

In January, 2000, TW UK adopted a management incentive plan (the "UK Plan"). Under the UK Plan, a new class of redeemable shares (having a nominal value of 0.01p) in the capital of TW UK was created (the "Redeemable Shares"), which are redeemable in the manner described below. Pursuant to the UK Plan 9,800,000 Redeemable Shares are reserved for issuance. Under the UK Plan the Redeemable shares may be issued at their nominal value and with an option price set by the board of directors of TW UK (the "Initial Value"). On March 7, 2000, TW UK issued 3,500,000, 1,800,000 and 4,200,000 Redeemable Shares, with an Initial Value of 105p per share, to Mr. Aitken, Ms. Eames and various employees and members of management of TW UK and its subsidiaries, respectively. On July 10, 2000, 120,000 additional Redeemable Shares were issued to a member of management of TW UK and its subsidiaries with an Initial Value of 125p per share. The redemption rights attached to the Redeemable Shares are exercisable at any time during the period commencing on the date of a qualified public offering in the UK and ending 10 years from the date of issuance. The net effect of the exercise of redemption rights is that the holder acquires ordinary shares of TW UK at a price per ordinary share equal to the Initial Value. The Redeemable Shares do not carry any dividend or income rights and do not carry any right to vote at general meetings of TW UK. All terms associated with the shares are fixed and the market value of an ordinary share of TW UK was less than the Initial Values of 105p and 125p therefore no compensation expense has been recognized.

Indemnification

As permitted under the Business Corporation Law of the State of New York, the Company's Restated Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its shareholders for monetary damages for breach of a fiduciary duty owed to the Company or its shareholders. By its terms and in accordance with the law of the State of New York, however, this provision does not eliminate or otherwise limit the liability of a director of the Company for any breach of duty based upon (i) an act or omission (A) resulting from acts committed in bad faith or involving intentional misconduct or involving a knowing violation of law or (B) from which the director personally derived a financial benefit to which he was not legally entitled, or (ii) an improper declaration of dividends or purchases of the Company's securities.

The Company's Restated Certificate of Incorporation and By-Laws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by New York state law. The Company also has entered into indemnification agreements with each of its directors and officers.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth the number and percentage of shares of Common Stock beneficially owned, as of December 10, 2001, by (i) all persons known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock; (ii) each director of the Company; (iii) each of the "named executive officers" as defined under the rules and regulations of the Securities Act of 1933, as amended; and (iv) all executive officers and directors of the Company as a group (7 persons).

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Timothy M. Aitken[1]	865,000	4.8%
Sarah L. Eames[2]	314,000	1.8%
John B. Wynne[3]	16,667	*
Lewis S. Ranieri[4]	11,425,210	66.1%
Scott A. Shay[4]	11,425,210	66.1%
Jeffrey S. Peris[5]	7,000	*
G. Richard Green[6]	10,600	*
Hyperion Partners II L.P.[7]	11,425,210	66.1%
Hyperion TW Fund L.P.[8]	11,425,210	66.1%
Hyperion TWH Fund LLC[9]	11,425,210	66.1%
Dimensional Fund Advisors, Inc[10]	959,000	5.5%
All executive officers and directors as A group (7 persons)[11]	12,638,477	68.5%

* Less than one percent.

(1) Includes 845,000 shares subject to options exercisable within 60 days from December 10, 2001.

(2) Includes 310,000 shares subject to options exercisable within 60 days from December 10, 2001.

(3) Includes 16,667 shares subject to options exercisable within 60 days from December 10, 2001.

(4) Includes 6,854,454 shares of Common Stock acquired under a purchase agreement dated November 20, 1995, as amended (the "HPII Purchase Agreement") which HPII has purchased, 4,148,456 shares of Common Stock which the Fund has purchased and 422,300 shares of Common Stock which TWH Fund has purchased (each of which are affiliates of Messrs. Ranieri and Shay) and as to which Messrs. Ranieri and Shay disclaim beneficial ownership. See "Certain Relationships and Related Transactions – Transactions with Principal Shareholders."

(5) Includes 5,000 shares subject to options exercisable within 60 days from December 10, 2001.

(6) Includes 5,000 shares subject to options exercisable within 60 days from December 10, 2001 and 2,600 shares purchased by Mr. Green's wife as to which Mr. Green disclaims beneficial ownership.

(7) Includes 4,148,456 shares of Common Stock which the Fund (an affiliate of HPII) has purchased and 422,300 shares of Common Stock which the TWH Fund (an affiliated of HPII) has purchased and as to which HPII disclaims beneficial ownership. The address of HPII is 50 Charles Lindbergh Parkway, Uniondale, New York 11553. See "Certain Relationships and Related Transactions – Transactions with Principal Shareholders."

(8) Includes 6,854,454 shares of Common Stock which HPII (an affiliate of the Fund) has purchased and 422,300 shares of Common Stock which the TWH Fund (an affiliate of the Fund) has purchased and as to which the Fund disclaims beneficial ownership. The address of the Fund is 50 Charles Lindbergh Parkway, Uniondale, New York 11553.

(9) Includes 4,148,456 shares of Common Stock which the Fund (an affiliate of the TWH Fund) has purchased and 6,854,454 shares of Common Stock which HPII (an affiliate of the TWH Fund) has purchased and as to which the TWH Fund disclaims beneficial ownership. The address of the Fund is 50 Charles Lindbergh Parkway, Uniondale, New York 11553.

(10) Dimensional Fund Advisors Inc. ("Dimensional"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other investment vehicles, including commingled group trusts. These investment companies and investment vehicles are the "Portfolios". In its role as investment advisor and investment manager, Dimensional possessed both investment and voting power over 959,000 shares of the Company's stock as of September 30, 2001. The Portfolios own all securities reported in this statement, and Dimensional disclaims beneficial ownership of such securities.. The address of Dimensional is 1299 Ocean Avenue, 11th floor, Santa Monica, California 90401.

(11) Includes all shares held by Messrs. Aitken, Wynne, Ranieri, Shay, Peris, Green and Ms. Eames, and those shares subject to options held by such individuals exercisable within 60 days from December 10, 2001.

Item 13. Certain Relationships and Related Transactions.

Certain officers of the Company have been granted options to purchase shares of Common Stock under the Company's stock option plans. See "Executive Compensation – Stock Option Plans."

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a)(1) Index to Consolidated Financial Statements

(a)(2) Index to Consolidated Financial Statements Schedule

Schedules other than those listed above are omitted because they are not required or are not applicable or the information is shown in the audited consolidated financial statements or related notes.

(b) Reports on Form 8-K

None.

(c) Exhibits

The exhibits listed in the Exhibit Index below are filed as part of this Annual Report on Form 10-K.

Exhibit Index

Exhibit Number	Title
3.1	Restated Certificate of Incorporation of the Company filed on December 12, 1990, as amended on August 7, 1992 (incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997).
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of the Company filed on June 28, 1995 (incorporated herein by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997).
3.3	Certificate of Amendment to the Restated Certificate of Incorporation of the Company filed on October 9, 1996 (incorporated herein by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997).
3.4	Certificate of Amendment to the Restated Certificate of Incorporation of the Company filed on May 6, 1997 (incorporated herein by reference to Exhibit 3.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997).
3.5	Certificate of Amendment to the Restated Certificate of Incorporation of the Company filed on April 16, 1998.
3.6	Restated By-laws of the Company, as amended (incorporated herein by reference to Exhibit 3.4 to the Company's Annual Report on Form 10-K for the year ended October 31, 1996).
4.1	Specimen Certificate of Common Stock (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement (No. 33-50876) on Form S-1).
10.1	Transworld Home HealthCare, Inc. 1992 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).
10.2	Form of Indemnification Agreement with the Company (incorporated herein by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended October 31, 1994).
10.3	Transworld Home HealthCare, Inc. 1997 Option Plan for Non-Employee Directors (incorporated herein by reference to Exhibit A to the Company's Proxy Statement for its Annual Meeting held on May 28, 1997).
10.4	Voting Trust Agreement dated December 17, 1999 by and among UK Parent, TW UK, the Company, Triumph and the Trustee.
10.5	Securities Purchase Agreement of UK Parent and TW UK , dated December 17, 1999.

Exhibit Number	Title
10.6	Senior Credit Agreement among UK Parent, TW UK, Paribas as Arranger, Paribas and Barclays Bank PLC as Underwriters, Barclays Bank PLC as Agent and Security Agent and Others, dated as of December 17, 1999.
10.7	Mezzanine Agreement among UK Parent, TW UK, Paribas as Arranger, Underwriter and Agent, Barclays Bank PLC as Security Agent and Others, dated as of December 17, 1999.
10.8	Warrant Instrument to subscribe for Shares in TW UK in favor of the mezzanine lenders, dated as of December 17, 1999.
10.9	Share Sale and Purchase Agreement of Nightingale Nursing Bureau Limited dated as of April 6, 2000 between Transworld Healthcare (UK) Limited and W-A Thompson, D.T. Thompon and others (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated April 20, 2000).
10.10	Letter from PricewaterhouseCoopers LLP to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K dated May 18, 2000).
10.11	Asset Purchase Agreement dated as of September 18, 2000 between MK Diabetic Support Services, Inc., Respiflow, Inc. and Transworld Ostomy, Inc. and Express-Med, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 11, 2000).
10.12	Sale and Purchase Agreement of entire share capital of Amcare Limited together with its subsidiary Novacare UK Limited dated November 22, 2000 between Omnicare Limited and Bristol-Myers Squibb Holdings Limited (incorporated herein by reference to Exhibit 10.73 to the Company's Annual Report on Form 10-K for the year ended September 30, 2000).
10.13	Agreement for Sale and Purchase of Staffing Enterprise Limited and Staffing Enterprise (PSV) Limited between Allied Healthcare (UK) Limited and David Christopher Pain and Deborah Kay Pain dated September 27, 2001 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 11, 2001).
10.14	Second Amendment Agreement dated September 27, 2001 relating to the Mezzanine Credit Agreement dated December 17, 1999 among Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited, BNP Paribas as Arranger, Underwriter and Agent, Barclays Bank PLC as Agent and Security Agent and Others (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 11, 2001).
10.15	Second Amendment Agreement dated September 27, 2001 relating to the Senior Credit Agreement dated December 17, 1999 among Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited, BNP Paribas as Arranger, Underwriter and Agent, Barclays Bank PLC as Agent and Security Agent and Others (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 11, 2001).

Exhibit Number	Title
10.16*	Employment Agreement, dated September 24, 2001, between the Company and Timothy M. Aitken.
10.17*	Employment Agreement, dated September 24, 2001, between the Company and Sarah L. Eames.
11	Statement re: computation of earnings per share (computation can be determined clearly from the material contained in this Annual Report on Form 10-K).
21.1*	Subsidiaries of the Company.
23.1*	Consent of Ernst & Young LLP, independent auditors of the Company.
23.2*	Consent of PricewaterhouseCoopers LLP, former independent accountants of the Company.

*Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSWORLD HEALTHCARE, INC.

By: /s/ Timothy M. Aitken
Timothy M. Aitken
Chairman of the Board and
Chief Executive Officer

Date: December 20, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Timothy M. Aitken Timothy M. Aitken	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	December 20, 2001
/s/ John B. Wynne John B. Wynne	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 20, 2001
/s/ Lewis S. Ranieri Lewis S. Ranieri	Director	December 20, 2001
/s/ Scott A. Shay Scott A. Shay	Director	December 20, 2001
/s/ Jeffrey S. Peris Jeffrey S. Peris	Director	December 20, 2001
/s/ G. Richard Green G. Richard Green	Director	December 20, 2001

[THIS PAGE INTENTIONALLY LEFT BLANK]

TRANSWORLD HEALTHCARE, INC.

Index to Consolidated Financial Statements

Index to Consolidated Financial Statements Schedule

[THIS PAGE INTENTIONALLY LEFT BLANK]

Report of Independent Auditors

Shareholders and Board of Directors
Transworld Healthcare, Inc.

We have audited the accompanying consolidated balance sheets of Transworld Healthcare, Inc. as of September 30, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 14(a) for the years ended September 30, 2001 and 2000. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transworld Healthcare, Inc. at September 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule for the years ended September 30, 2001 and 2000, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

New York, New York
November 19, 2001

Report of Independent Accountants

To the Board of Directors and
Shareholders of Transworld Healthcare, Inc.

In our opinion, the consolidated statements of operations, of cash flows and of changes in stockholders' equity for the year ended September 30, 1999 (listed in the accompanying index on page F-i) present fairly, in all material respects, the results of operations and cash flows of Transworld Healthcare, Inc. and its subsidiaries (the "Company") for the year ended September 30, 1999, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the year ended September 30, 1999 listed in the accompanying index on page F-i presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of the Company for any period subsequent to September 30, 1999.

PricewaterhouseCoopers LLP

New York, New York
January 5, 2000

TRANSWORLD HEALTHCARE, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	September 30, 2001	September 30, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 15,357	$ 7,867
Accounts receivable, less allowance for doubtful accounts of $24,611 and $21,219, respectively	29,555	23,029
Inventories	972	1,871
Deferred income taxes		12,287
Assets held for sale		2,317
Prepaid expenses and other assets	7,336	5,952
Total current assets	53,220	53,323
Property and equipment, net	7,545	7,674
Assets limited to use	71,020	17,230
Intangible assets, net	109,426	90,786
Deferred income taxes		10,256
Deferred financing costs and other assets	6,862	4,477
Total assets	$ 248,073	$ 183,746
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 4,868	$ 3,806
Accounts payable	2,160	4,101
Accrued expenses	20,795	15,789
Taxes payable	5,667	3,987
Total current liabilities	33,490	27,683
Long-term debt	175,913	89,677
Deferred income taxes and other long term liabilities	702	1,763
Minority interest	1,614	1,592
Total liabilities	211,719	120,715
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Preferred stock, $.01 par value; authorized 2,000 shares, issued and outstanding - none		
Common stock, $.01 par value; authorized 40,000 shares, issued 17,555 and 17,551 shares, respectively	176	176
Additional paid-in capital	128,077	128,070
Accumulated other comprehensive loss	(5,600)	(6,248)
Retained deficit	(85,579)	(58,967)
	37,074	63,031
Less cost of treasury stock (266 shares)	(720)	
Total stockholders' equity	36,354	63,031
Total liabilities and stockholders' equity	$ 248,073	$ 183,746

See notes to consolidated financial statements.

TRANSWORLD HEALTHCARE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended September 30, 2001	Year Ended September 30, 2000	Year Ended September 30, 1999
Revenues:			
Net patient services	$ 130,719	$ 80,210	$ 80,169
Net respiratory, medical equipment and supplies sales	11,409	43,619	65,277
Net infusion services	12,505	11,579	9,282
Total revenues	154,633	135,408	154,728
Cost of revenues:			
Patient services	90,614	55,370	54,620
Respiratory, medical equipment and supplies sales	7,081	26,024	37,650
Infusion services	8,959	8,387	7,140
Total cost of revenues	106,654	89,781	99,410
Gross profit	47,979	45,627	55,318
Selling, general and administrative expenses	37,382	49,041	57,946
General and administrative expenses related to Mail-Order operations (Note 3)	3,883		
Losses due to sale of subsidiary (Note 3)	354		
Impairment of long-lived assets (Note 3)		15,073	
Restructuring charge (Note 3)		1,288	
Legal Settlements, net (Note 12)		5,082	
Operating income (loss)	6,360	(24,857)	(2,628)
Interest income	(1,587)	(1,443)	(227)
Interest expense	10,020	9,290	5,445
Foreign exchange loss	400		
Loss before income taxes, equity income, minority interest and extraordinary loss	(2,473)	(32,704)	(7,846)
Provision (benefit) for income taxes	24,117	(7,348)	(500)
Equity in income of and interest income earned from U.K. subsidiaries (Note 2)		1,101	
Loss before minority interest and extraordinary loss	(26,590)	(24,255)	(7,346)
Minority interest	22	(70)	
Loss before extraordinary loss	(26,612)	(24,185)	(7,346)
Extraordinary loss on early extinguishment of debt (net of income tax benefit of $408)		759	
Net loss	$ (26,612)	$ (24,944)	$ (7,346)
Basic and diluted loss per share of common stock before extraordinary loss	$ (1.53)	$ (1.38)	$ (0.42)
Basic and diluted net loss per share of common stock	$ (1.53)	$ (1.42)	$ (0.42)
Weighted average number of common shares outstanding: Basic and Diluted	17,408	17,551	17,547

See notes to consolidated financial statements.

TRANSWORLD HEALTHCARE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained (Deficit) Earnings	Treasury Shares	Total
Balance, September 30, 1998	17,536	175	125,461	2,946	(26,677)		101,905
Comprehensive loss:							
Net loss					(7,346)		(7,346)
Foreign currency translation adjustment				(3,351)			(3,351)
Comprehensive loss							(10,697)
Issuance of common stock for:							
Exercise of stock options	15	1	65				66
Balance, September 30, 1999	17,551	176	125,526	(405)	(34,023)		91,274
Comprehensive loss:							
Net loss					(24,944)		(24,944)
Foreign currency translation adjustment				(5,843)			(5,843)
Comprehensive loss							(30,787)
Issuance of detachable warrants to purchase common stock			2,544				2,544
Balance, September 30, 2000	17,551	$ 176	$ 128,070	$(6,248)	$(58,967)	$	$ 63,031
Comprehensive loss:							
Net loss					(26,612)		(26,612)
Foreign currency translation adjustment				648			648
Comprehensive loss							(25,964)
Issuance of common stock for:							
Exercise of stock options	4		7				7
Cost of treasury shares						(720)	(720)
Balance, September 30, 2001	17,555	$ 176	$ 128,077	$(5,600)	$(85,579)	$(720)	$ 36,354

See notes to consolidated financial statements.

TRANSWORLD HEALTHCARE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended September 30, 2001	Year Ended September 30, 2000	Year Ended September 30, 1999
Cash flows from operating activities:			
Net loss	$(26,612)	$(24,944)	$(7,346)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,042	2,119	2,312
Amortization of goodwill	3,839	3,145	3,168
Amortization of other intangible assets	13	156	291
Amortization of debt issuance costs	1,117	1,182	1,086
Provision for doubtful accounts	3,568	9,026	12,272
Impairment of long-lived assets		15,073	
Losses due to sale of subsidiary	354		
Restructuring charge		1,288	
Interest in kind	3,964	2,975	
Minority interest	22	(70)	
Equity in income of U.K. subsidiaries		(411)	
Extraordinary loss on early extinguishment of debt		1,167	
Deferred income taxes	21,494	(9,529)	(2,684)
Changes in assets and liabilities, excluding the effect of businesses acquired and sold:			
Increase in accounts receivable	(3,952)	(2,967)	(11,173)
(Increase) decrease in inventories	(276)	829	1,208
Increase in prepaid expenses and other assets	(1,378)	(424)	(491)
Increase (decrease) in accounts payable	850	(1,865)	2,359
(Decrease) increase in accrued expenses and other liabilities	(873)	2,621	2,256
Net cash provided by (used in) operating activities	4,172	(629)	3,258
Cash flows from investing activities:			
Capital expenditures	(1,937)	(1,207)	(2,642)
Proceeds from sale of property and equipment	52	184	90
Notes receivable from U.K. subsidiaries - payments received		58,983	
Advances to U.K. subsidiaries		(304)	
Repayment of advances to U.K. subsidiaries		8,390	
Payments for acquisitions - net of cash acquired	(14,616)	(13,687)	(3,694)
Notes receivable - payments received			58
Proceeds limited to future acquisitions	(52,487)	(18,395)	
Proceeds from sale of business	15,075		
Payments on acquisitions payable	(2,163)		(130)
Purchases of other intangible assets			(16)
Net cash (used in) provided by investing activities	(56,076)	33,964	(6,334)

(Continued)

See notes to consolidated financial statements.

TRANSWORLD HEALTHCARE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)

	Year Ended September 30, 2001	Year Ended September 30, 2000	Year Ended September 30, 1999
Cash flows from financing activities:			
Payments for financing fees and issuance costs	(2,004)	(2,849)	(346)
Proceeds from notes payable		2,012	
Payments on long-term debt		(55,755)	
Borrowing under revolving loan		781	
Payments on revolving loan	(6,550)	(5,121)	(1,500)
Borrowing under acquisition loan		5,632	
Proceeds from long-term debt	72,115		
Principal payments on long-term debt	(4,038)	(2,187)	(73)
Payments for treasury shares acquired	(720)		
Stock options and warrants exercised, net, including tax benefit	7		66
Net cash provided by (used in) financing activities	58,810	(57,487)	(1,853)
Effect of exchange rate on cash	584	(1,135)	(326)
Decrease in cash due to deconsolidation of U.K. subsidiaries		(2,598)	
Increase in cash due to reconsolidation of U.K. subsidiaries		30,594	
Increase (decrease) increase in cash	7,490	2,709	(5,255)
Cash and cash equivalents, beginning of period	7,867	5,158	10,413
Cash and cash equivalents, end of period	$ 15,357	$ 7,867	$ 5,158
Supplemental cash flow information:			
Cash paid for interest	$ 5,670	$ 5,612	$ 4,192
Cash paid for income taxes, net	$ 2,101	$ 2,031	$ 1,948
Supplemental disclosure of non-cash investing and financing activities:			
Details of business acquired in purchase transactions:			
Fair value of assets acquired	$ 44,395	$ 18,841	$ 3,730
Liabilities assumed or incurred	$ 6,080	$ 1,470	$ 36
Cash paid for acquisitions (including related expenses)	$ 18,297	$ 15,731	$ 3,694
Cash acquired	3,681	2,044	
Net cash paid for acquisitions	$ 14,616	$ 13,687	$ 3,694
Issuance of notes payable	$ 20,018		
Issuance of class A1 common shares of TW UK (as defined in Note 3)		$ 1,662	

Additional non-cash activities are disclosed in the notes to the consolidated financial statements.

See notes to consolidated financial statements.

(In thousands, except per share data)

1. Basis of Presentation:

Transworld Healthcare, Inc. (the "Company") is a provider of a broad range of health care services and products with operations in the United Kingdom ("U.K.") and the United States ("U.S."). The Company provides the following services and products: (i) patient services, including nursing and para-professional services; (ii) respiratory therapy and home medical equipment; and (iii) infusion therapy.

2. Summary of Significant Accounting Policies:

Basis of Accounting:

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting standards.

Principles of Consolidation:

On December 20, 1999, the Company's U.K. subsidiaries obtained new financing (the "Refinancing") denominated in pounds sterling, which aggregated approximately $125,700 at December 31, 1999. Concurrent with the Refinancing, specifically relating to the senior subordinated notes (the "Notes"), the Company placed 100% of its ownership interest in Transworld Healthcare (UK) Limited ("TW UK") into a voting trust (the "Voting Trust"). As a result of the establishment of the Voting Trust, the Company would initially own 100% of the outstanding voting certificates. The term of the Voting Trust is 20 years. The Voting Trust agreement stipulates that the composition of the board of directors of TW UK will consist of one person designated by the Company, one person appointed by the purchasers of the Notes, one representative of TW UK management (currently the Chairman and Chief Executive Officer of the Company) and two independent directors. The board of directors of TW UK will then vote on substantially all matters regarding its operations. G. Richard Green, a director of the Company, is the trustee of the Voting Trust.

As a result of the provisions of the Voting Trust discussed above, the Company controlled only 50% of the board of directors and the holders of the Notes (the "Investors") had the right to approve or veto the annual budget and financial forecast of results of operations and sources and uses of cash and any material deviation from such approved budget. Since the Company did not control a majority of the board of directors and the Investors held substantive rights, principally in the form of their ability to approve the annual budget and financial forecast of results of operations and sources and uses of cash, it was no longer able to consolidate the U.K. subsidiaries into its financial statements although it owned 100% of the outstanding shares of the stock of the parent company, Transworld Holdings (UK) Limited ("UK Parent"). Therefore, effective with the Refinancing, the Company began accounting for the investment in UK Parent and its subsidiaries under the equity method, retroactive to October 1, 1999.

During the second quarter of fiscal 2000, UK Parent and TW UK amended their Articles of Association to give the Chairman (a Company designee) the right to resolve any tie votes of the board of directors and certain documents covering the Notes were amended to eliminate the requirement that the Investors approve the operating budget. These amendments enabled the Company to consolidate the U.K. subsidiaries as of January 1, 2000.

(In thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued):

The table below presents pro forma condensed consolidated statement of operations data as if the U.K. subsidiaries had been consolidated for the entire year ended September 30, 2000.

Net revenues	$ 164,255
Gross profit	54,620
Operating loss	(22,415)
Interest income	(1,503)
Interest expense	9,598
Benefit for income taxes	(6,255)
Net loss	(24,944)

Revenue Recognition:

Patient services and infusion and respiratory therapy revenues are recognized when services are performed and are recorded net of estimated contractual adjustments based on agreements with third-party payors, where applicable. Revenues from the rental of home medical equipment (including respiratory equipment) are recognized over the rental period (typically on a month-to-month basis) and approximated $6,275, $6,148 and $5,844 in fiscal 2001, 2000 and 1999, respectively. Revenues from the sale of pharmaceuticals and supplies are recognized when products are shipped and are recorded at amounts expected to be paid by third-party payors.

The Company receives a majority of its revenue from third-party insurance companies, the National Health Services (the "NHS") and other U.K. governmental payors, Medicare and Medicaid. The amount paid by third-party payors is dependent upon the benefits included in the patient's policy or as allowable amounts set by third-party payors. Certain revenues are subject to review by third-party payors, and adjustments, if any, are recorded when determined. For the years ended September 30, 2001, 2000 and 1999, 55%, 44% and 36%, respectively of the Company's net revenues were attributable to the NHS and other U.K. governmental payor programs. For the years ended September 30, 2001, 2000 and 1999, the Company's net revenues attributable to the Medicare and Medicaid programs were approximately 4%, 18% and 23%, respectively, of the Company's total revenues.

Income Taxes:

The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *"Accounting for Income Taxes."* Under this method, deferred income tax assets and liabilities reflect tax carryforwards and the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes, as determined under currently enacted tax rates. Deferred tax assets are recorded if future realization is more likely than not.

Deferred taxes are recorded primarily for bad debts, Federal and state net operating loss carry forwards, depreciation and amortization of intangibles, which are reported in different periods for Federal income tax purposes than for financial reporting purposes. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

(In thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued):

Earnings Per Share:

Basic Earnings per Share ("EPS") is computed using the weighted average number of common shares outstanding, after giving effect to issuable shares per agreements. Diluted EPS is computed using the weighted average number of common shares outstanding, after giving effect to contingently issuable shares per agreements and dilutive stock options and warrants using the treasury stock method. At September 30, 2001, 2000 and 1999, the Company had outstanding stock options and warrants to purchase 579, 3,940 and 3,683 shares, respectively of common stock ranging in price from $4.31 to $7.25, $2.63 to $12.45 and $4.31 to $12.45 per share, respectively, that were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the common shares. In addition, for the years ended September 30, 2001 2000 and 1999, the Company had an incremental weighted average of 82, 12 and 128 shares, respectively, of stock options and warrants which were not included in the diluted computation as the effect of such inclusion would have been anti-dilutive due to a net loss position.

Impairment of Long-Lived Assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value (discounted future cash flows) and carrying value of the asset. Impairment loss on assets to be sold, if any, is based on the estimated proceeds to be received, less estimated costs to sell (See Note 3).

Stock-Based Compensation:

The accompanying consolidated financial statements of the Company have been prepared in accordance with the Accounting Principles Board's Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Under APB No. 25, generally, no compensation expense is recognized in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the quoted market price of the stock is equal to or less than the amount an employee must pay to acquire the stock as defined. As the Company only issues fixed term stock option grants at or above the quoted market price on the date of the grant, there is no compensation expense recognized in the accompanying consolidated financial statements.

The Company adopted the disclosure only provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation,"* which requires certain financial statement disclosures, including pro forma operating results had the Company prepared its consolidated financial statements in accordance with the fair value based method of accounting for stock-based compensation (See Note 10).

Comprehensive Income:

Components of comprehensive income include net income and all other non-owner changes in equity, such as the change in the cumulative translation adjustment, unrealized gains and losses on investments

2. Summary of Significant Accounting Policies (Continued):

available for sale and minimum pension liability. Currency translation is the only item of other comprehensive income impacting the Company.

Cash and Cash Equivalents:

Cash and cash equivalents include highly liquid short-term investments purchased with initial maturities of 90 days or less.

Assets Limited to Use:

Represents cash and cash equivalents, advanced under the Refinancing, available for payment of up to fifty percent of the total consideration payable in connection with a Permitted Acquisition (as defined in the Senior Credit Agreement).

Inventories:

Inventories, which consist primarily of finished goods, include pharmaceuticals, ancillary medical supplies and certain medical equipment, are valued at the lower of cost (determined using a first-in, first-out method) or market.

Property and Equipment:

Property and equipment, including revenue producing equipment, is carried at cost, net of accumulated depreciation and amortization. Revenue producing equipment in the U.K. consists of oxygen cylinders and oxygen concentrators. Depreciation for these oxygen cylinders and oxygen concentrators is provided on the straight-line method over their estimated useful lives of twenty and seven years, respectively. Revenue producing equipment in the U.S. consists of home medical equipment (e.g., respiratory equipment, beds and wheelchairs). Depreciation for this home medical equipment is provided primarily on the straight-line method over their estimated useful lives of three to seven years. Buildings are being depreciated over their useful lives of twenty-five to fifty years and leasehold improvements are amortized over the related lease terms or estimated useful lives, whichever is shorter.

Intangible Assets:

Intangible assets, consisting principally of goodwill and covenants not-to-compete, are carried at cost, net of accumulated amortization. All goodwill is enterprise goodwill and is amortized on a straight-line basis over its estimated useful life. Other intangible assets (primarily covenants not-to-compete) are amortized on a straight-line basis over the contractual period (three to fifteen years).

The Company's amortization periods for goodwill range from ten to forty years based on the likely period of time over which the related economic benefit will be realized. The Company believes that the estimated goodwill life is reasonable given the continuing movement of patient care to non-institutional settings, increasing demand due to demographic trends, the emphasis of the Company on

(In thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued):

establishing significant coverage in its local and regional markets, the consistent practice with other alternate site health care companies and other factors.

At each balance sheet date, or if a significant adverse change occurs in the Company's business, management assesses the carrying amount of enterprise goodwill. The Company measures impairment of goodwill by comparing the future undiscounted cash flows (without interest) to the carrying amount of goodwill. This evaluation is done at the reportable business segment level (primarily by subsidiary). If the carrying amount of goodwill exceeds the future discounted cash flows, the excess carrying amount of goodwill is written off. Factors considered by management in estimating future cash flows include current operating results, the effects of any current or proposed changes in third-party reimbursement or other governmental regulations, trends and prospects of acquired businesses, as well as the effect of demand, competition, market and other economic factors (See Note 3).

Recent Accounting Pronouncements:

In July 2001, the Financial Accounting Standards Board issued Statement No. 141 ("FAS 141"), *"Business Combinations"*, and Statement No. 142 ("FAS 142"), *"Goodwill and Other Intangible Assets"*. The provisions of FAS 141 are effective for business combinations accounted for by the purchase method completed after June 30, 2001. The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001. FAS 141 changes the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting. Under FAS 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. In accordance with the transitional provisions of FAS 142, the Company has not amortized goodwill acquired in business combinations subsequent to June 30, 2001. Other intangible assets will continue to be amortized over their estimated useful lives. The Company is currently reviewing the impact of FAS 142 and will be performing a fair-value analysis at a later date.

Deferred Financing Costs:

Costs incurred in obtaining long-term financing are amortized over the terms of the long-term financing agreements using the interest method. At September 30, 2001 and 2000, other assets included $6,761 and $4,349 of deferred financing costs net of accumulated amortization of $1,554 and $746 respectively. Amortization of deferred financing costs is included in interest expense in the accompanying Consolidated Statements of Operations.

Foreign Currency Translation:

Assets and liabilities of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using weighted average exchange rates during the period. Adjustments resulting from the translation process are included as a separate component of stockholders' equity.

(In thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued):

Concentrations of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk are cash equivalents and accounts receivable. The Company places its cash equivalents with high credit quality financial institutions. The Company believes no significant concentration of credit risk exists with respect to these cash equivalents.

The Company grants credit without collateral to its patients, who are primarily insured under third-party agreements. The Company maintains an allowance for doubtful accounts based on the expected collectibility of accounts receivable. At September 30, 2001, 72.7% of accounts receivable is due from the NHS and other U.K. governmental payors. The remaining accounts receivable balance is comprised of various other third-party payors and self-pay patients (none of which is greater than 10% of the balance). At September 30, 2000, 46.0%, 9.2% and 4.3% of accounts receivable was due from the NHS and other U.K. governmental payors, Medicare and Medicaid, respectively with the balance due from various other third-party payors and self-pay patients (none of which comprise greater than 10% of the balance).

Fair Value of Financial Instruments:

Cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term maturity of those instruments. The estimated fair value of the Company's outstanding borrowings was $181,553 and $94,392 at September 2001 and 2000, respectively, compared to $180,781 and $93,483 total debt outstanding.

Use of Management's Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for allowance for doubtful accounts, contractual allowance, valuation of inventories, accrued expenses, depreciation and amortization.

Reclassifications:

Certain prior year balances have been reclassified to conform to the current year presentatation.

(In thousands, except per share data)

3. Business Combinations and Disposals:

Combinations:

On September 27, 2001 TW UK acquired all of the issued and outstanding shares of Staffing Enterprise Limited and Staffing Enterprise (PSV) Limited (collectively "Staffing Enterprise"), a London based provider of flexible staffing of specialist nurses and other healthcare professionals to London NHS Trust and independent hospitals. The consideration included $7,100 in cash, $14,800 in demand notes plus an additional sum of up to approximately $30,800 in contingent consideration dependent upon Pre-Tax Profits (as defined in the agreement for sale and purchase) for the fiscal year ended September 30, 2002.

The following table displays the unaudited pro forma results of operations and related per share information for the two years ended September 30, 2001 and 2000, as if the acquisition of Staffing Enterprise was completed as of October 1, 1999 and the U.K. subsidiaries had been consolidated for the entire year ended September 30, 2000:

	2001	2000
	(unaudited)	(unaudited)
Net revenues	$208,528	$212,314
Loss before extraordinary loss	(24,181)	(21,657)
Net loss	(24,181)	(22,415)
Loss per share of common stock before extraordinary loss:		
Basic and Diluted	(1.39)	(1.23)
Net loss per share of common stock:		
Basic and Diluted	(1.39)	(1.28)

The acquisition was accounted for as a purchase business combination. Accordingly, the total cost of the acquisition was preliminarily allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed and incurred. Assets acquired and liabilities assumed were assigned preliminary values of approximately $11,200 and $4,200, respectively, with the remaining portion of approximately $14,900 attributable to goodwill and other identifiable intangible assets. As the acquisition was completed on September 27, 2001, there are no amounts relating to Staffing Enterprise included in the Consolidated Statement of Operations for fiscal 2001.

In addition to the acquisition of Staffing Enterprise, during fiscal 2001 the U.K. Operations acquired a total of 11 other flexible staffing agencies for approximately $9,144 in cash and the issuance of $5,720 in demand notes and resulted in the Company recording approximately $13,300 of additional goodwill and other identifiable intangible assets. The transactions include provisions to pay additional amounts, payable in cash, of up to $12,993 in contingent consideration dependent upon future earnings of the acquired entities. These acquisitions were accounted for as purchase business combinations.

(In thousands, except per share data)

3. Business Combinations and Disposals (Continued):

The pro forma results of operations and related per share information for these acquisitions have not been presented as the amounts are considered immaterial.

Effective April 1, 2000 TW UK acquired all of the issued and outstanding shares of Nightingale Nursing Bureau Limited ("Nightingale"), a London-based provider of registered nursing and care staff to NHS Trust Hospitals and the independent sector, with an additional branch in Sydney, Australia, for approximately $15,362, plus an additional sum of up to approximately $5,600 in contingent consideration dependent upon Pre-Tax Profits (as defined in the agreement for sale and purchase) for certain periods ending in 2000 and 2001. As of September 30, 2001, $2,163 of contingent consideration has been earned and paid in cash.

Approximately $13,691 of the purchase price for this acquisition was paid using cash on hand and funds borrowed under the senior credit facilities with the approximate remaining $1,671 of consideration being paid in 1,050 shares of 5 pence par value class A1 common shares of TW UK. Accordingly, the Company has included the results of operations, financial position and cash flows of Nightingale in its consolidated results effective April 1, 2000.

The total cost of the acquisition was allocated on the basis of the fair value of the assets acquired and liabilities assumed and incurred. Accordingly, assets and liabilities were assigned preliminary values of approximately $3,435 and $2,029, respectively, with the remaining portion of $16,119 attributable to goodwill and other identifiable intangible assets.

The pro forma results of operations and related per share information for Nightingale have not been presented as amounts are considered immaterial.

Dispositions:

U.S Mail-Order

In September 2000, the Company approved a plan to exit its U.S. Mail-Order Operations and on September 18, 2000, entered into an agreement to sell certain assets of this segment located in Jacksonville, Florida. Under the terms of the transaction, the Company received $2,000 plus an additional $556 representing the book value of on-hand saleable inventory at September 29, 2000. The Company recognized a pre-tax charge for impairment of long-lived assets of $12,346 for the year ended September 30, 2000, principally reflecting the write-down of intangible assets to their fair value. The fair values of the assets to be sold were recorded as assets held for sale in the accompanying Consolidated Balance Sheet at September 30, 2000.

Based upon additional information and revised cost benefit estimates by management, the Company recorded an additional charge of $1,900 to reflect the write-down of the remaining accounts receivable to their estimated net realizable value for the first quarter of fiscal 2001. In addition to the write-down, the Company incurred operating expenses of $1,983 prior to the closing of the U.S. Mail-Order Operations.

(In thousands, except per share data)

3. Business Combinations and Disposals (Continued):

The Company recorded a $1,288 restructuring charge in the fourth quarter of fiscal 2000 representing the estimated costs related to exiting and closing its U.S. Mail-Order Operations. The restructuring charge includes $128 for the write-off of unrecoverable leasehold improvements, $680 to satisfy existing lease obligations and $480 for severance and employee related costs. The employee costs represent termination benefits for all 97 employees of the U.S. Mail-Order Operations. For the year ended September 30, 2000, no amounts related to the lease or employee related obligations were paid.

The following table illustrates the different components of the restructuring accrual at September 30, 2001:

	Employee Related Costs	Lease Commitments	Total
Beginning balance	$480	$680	$1,160
Payments made through September 30, 2001	(480)	(181)	(661)
Ending balance	$0	$499	$499

Amcare Ltd.

On November 22, 2000, the Company sold its U.K. subsidiary, Amcare Ltd. ("Amcare"), for approximately $13,826 in cash. In fiscal 2000, the Company recorded a charge for impairment of long-lived assets of approximately $2,727 to reflect the write-down of the carrying value of goodwill, originally acquired with the purchase of Amcare, to its fair value as well as a tax charge of approximately $1,654 to reflect the tax effect of the transaction.

The Company recorded an additional loss of $354 and realized a foreign exchange loss of $391 in fiscal 2001as a result of the completion of the transaction.

Other.

During fiscal 1999, the Company attempted the acquisitions of Sinclair Montrose Healthcare PLC ("Sinclair") and Gateway HomeCare, Inc. ("Gateway"). For the year ended September 30, 1999, the Company recorded in selling, general and administrative expenses $1,392 of charges primarily related to costs incurred from its attempted acquisitions of Sinclair and Gateway and legal reserves and recognized additional bad debt expenses of $3,605 principally as a result of fully reserving for DermaQuest's accounts receivable, as the Company became aware of additional deterioration in their collectiblity, based upon the Company's payment history over the first nine months of fiscal 1999.

(In thousands, except per share data)

4. Property and Equipment:

Major classes of property and equipment, net consist of the following at September 30:

	2001	2000
Revenue producing equipment	$11,683	$10,867
Furniture, fixtures and equipment	7,682	6,499
Land, buildings and leasehold improvements	1,004	1,028
	20,369	18,394
Less, accumulated depreciation and amortization	12,824	10,720
	$7,545	$ 7,674

Depreciation and amortization of property and equipment for the years ended September 30, 2001, 2000 and 1999 was $2,042, $2,119 and $2,312, respectively. The net book value of revenue producing equipment was $5,508 and $5,489 at September 30, 2001 and September 30, 2000, respectively.

5. Intangible Assets:

Intangible assets, net consist of the following at September 30:

	2001	2000
Goodwill	$121,110	$99,419
Covenants not-to-compete	250	908
Other intangible assets	-	398
	121,360	100,725
Less accumulated amortization	11,934	9,939
	$109,426	$ 90,786

Amortization of intangibles for the years ended September 30, 2001, 2000 and 1999 was $3,852, $3,301 and $3,459, respectively. On a pro forma basis assuming the U.K. subsidiaries had been consolidated for the entire year ended September 30, 2000, the amortization of intangibles would have been $4,065.

6. Accrued Expenses:

Accrued expenses consist of the following at September 30:

	2001	2000
Payroll and related expenses	$ 10,785	$ 7,184
Acquisition related expenses	1,946	254
Other	8,064	8,351
	$ 20,795	$ 15,789

(In thousands, except per share data)

7. Debt:

Outstanding borrowings consist of the following at September 30:

Facility	2001	2000	Interest Rate	Final Maturity
Senior credit facilities:				
Term loan A	$ 35,091	$ 38,913	LIBOR + 2.25%	Dec. 17, 2005
Term loan C	73,720	-	LIBOR + 3.5%	Jun. 30, 2007
Acquisition loan	-	6,643	LIBOR + 2.75%	Dec. 17, 2006
Total senior credit facilities	108,811	45,556		
Mezzanine term loan(1)	13,854	12,920	LIBOR + 7%	Dec. 17, 2007
Notes with warrants	38,793	35,007	9.375%	Dec. 17, 2008
Notes Payable(2)	19,323	-	4.00% to 5.50%	Sept. 27, 2001
	180,781	93,483		
Less, current maturities	4,868	3,806		
	$ 175,913	$ 89,677		

1) Net of unamortized discount of $1,817 and $2,093 as of September 30, 2001 and 2000, respectively.
2) Net of unamortized discount of $1,141 as of September 30, 2001.

On December 20, 1999, as amended on September 27, 2001, the Company's U.K. subsidiaries obtained new financing denominated in pounds sterling. The new financing consists of a senior collateralized term and revolving credit facility (the "Senior Credit Facility"), mezzanine indebtedness (the "Mezzanine Loan") and the Notes.

Senior Credit Facility. The Senior Credit Facility consists of a term loan A, maturing December 17, 2005, (ii) acquisition term loan B, maturing December 17, 2006 which may be drawn upon during the first nine years following closing, (iii) per the September 27, 2001 amendment, $73,720 term loan C, maturing June 30, 2007, and (iv) a revolving credit facility, maturing December 17, 2005. Repayment of the loans commenced on July 30, 2000 and continues until final maturity. The loans bear interest at rates equal to LIBOR plus 2.25% to 3.50% per annum. As of September 30, 2001, the Company had outstanding borrowings of $108,811 under the Senior Credit Facility and $31,994 in available borrowings. As of September 30, 2001 and 2000, borrowings under the senior credit facilities bore interest at a rate of 6.96% to 8.21% and 8.11% to 8.86%, respectively.

Subject to certain exceptions, the Senior Credit Facility prohibits or restricts, among other things, the incurrence of liens, the incurrence of indebtedness, certain fundamental corporate changes, dividends (including distributions to the Company), the making of specified investments and certain transactions with affiliates. In addition, the Senior Credit Facility contains affirmative and negative financial covenants customarily found in agreements of this kind, including the maintenance of certain financial ratios, such as senior interest coverage, debt to earnings before interest, taxes, depreciation and amortization, fixed charge coverage and minimum net worth.

The loans under the Senior Credit Facility are collateralized by, among other things, a lien on substantially all of TW UK's and its subsidiaries' assets, a pledge of TW UK's ownership interest in its subsidiaries and guaranties by TW UK's subsidiaries.

(In thousands, except per share data)

7. Debt (Continued):

Mezzanine Loan. The Mezzanine Loan is a term loan maturing December 17, 2007 and bears interest at the rate of LIBOR plus 7% per annum, where LIBOR plus 3.5% will be payable in cash, with the remaining interest being added to the principal amount of the loan. The Mezzanine Loan contains other terms and conditions substantially similar to those contained in the Senior Credit Facility. The lenders of the Mezzanine Loan also received warrants to purchase 2% of the fully diluted ordinary shares of TW UK. As of September 30, 2001 and 2000, borrowings under the mezzanine term loan bore interest at a rate of 11.97% and 13.11%, respectively.

The warrants issued to the mezzanine lenders (the "Mezzanine Warrants") are detachable and can be exercised at any time without condition for an aggregate exercise price of approximately $121. The fair value of the Mezzanine Warrants ($2,338) issued to the mezzanine lenders has been recorded as a discount to the mezzanine loan and is being amortized over the term of the loan using the interest method.

Senior Subordinated Notes. The Notes consist of $32,860 principal amount of senior subordinated notes of UK Parent purchased by several institutional investors and certain members of management (collectively, the "Investors"), plus equity warrants issued by TW UK concurrently with the sale of the Notes (the "Warrants") exercisable for ordinary shares of TW UK ("Warrant Shares") representing in the aggregate 27% of the fully diluted ordinary shares of TW UK.

The Notes bear interest at the rate of 9.375% per annum payable quarterly in cash subject to restrictions contained in the Senior Credit Facility requiring UK Parent to pay interest in-kind through the issuance of additional notes ("PIK Notes") for the first 18 months, with payment of interest in cash thereafter subject to a fixed charge coverage test (provided that whenever interest cannot be paid in cash, additional PIK Notes shall be issued as payment in-kind of such interest). As of September 30, 2001, $5,934 of PIK Notes has been recorded as additional principal due in the Company's Consolidated Balance Sheet. The Notes and related PIK Notes mature nine years from issuance.

The exercise price of the warrants issued to the Investors (the "Warrants") shall equal the entire principal amount of the Notes for all Warrants in the aggregate and can be exercised for cash or through the tender of Notes to TW UK. In the event that any warrants are exercised by tendering cash, the UK parent shall have the right, at its option (which it intends to exercise), to redeem the aggregate principal amount of Notes equal to the number of warrants so exercised multiplied by the warrant exercise price.

The Investors have the right, at their option, to require UK Parent to redeem all or any portion of the Notes under certain circumstances and in accordance with the terms of the documents covering the Notes. The redemption price of the Notes shall be equal to the principal amount of the Notes, plus all accrued and unpaid interest.

The Investors will have the right, at their option, to require UK Parent to purchase all or any portion of the Warrants or the shares issued upon exercise of the Warrants (the "Warrant Shares") under certain

(In thousands, except per share data)

7. Debt (Continued):

circumstances and in accordance with the terms of the documents covering the Notes. The purchase price of the Warrants shall be equal to the difference, if a positive number, between (i) the fair market value of the Warrant Shares which the Investors have the right to acquire upon exercise of such Warrants and (ii) the exercise price of such Warrants. The purchase price of the Warrant Shares shall be equal to the fair market value of such Warrant Shares.

Interest payments on the Notes are subject to restrictions contained in the senior credit facilities which require interest on the Notes to be paid in-kind through the issuance of additional notes for the first 18 months, with payment of interest in cash thereafter subject to meeting certain financial tests. The documents covering the Notes provide for customary rights for a transaction of this type, including: (i) pre-emptive rights with respect to new securities; (ii) rights of first refusal with respect to proposed transfers of shares of TW UK; (iii) drag-along rights; (iv) tag-along rights; (v) put and call provisions; and (vi) certain corporate actions which require the consent of the holder of the Notes.

At September 30, 2001, the Company had outstanding notes payable of $19,323, net of $1,141 of unamortized discount, issued in connection with the acquisition of certain U.K. flexible staffing agencies. The notes payable are secured by the Company's senior credit lender which requires the Company to keep an amount on deposit for the sole purpose of repaying the notes payable. These notes bear interest at rates ranging from 4.00% to 5.50% and mature in fiscal 2003.

In connection with the repayment of the Company's Credit Facility, the Company recorded a non-cash, after-tax, extraordinary charge of $759 (net of income tax benefit of $408) during the fiscal year ended September 30, 2000, related to the write-off of deferred financing costs associated with the Credit Facility.

Annual maturities of long-term debt for each of the next five years are:

Year ending September 30,	
2002	$ 4,868
2003	25,515
2004	8,257
2005	10,321
2006	27,276
Thereafter	104,544
	$ 180,781

(In thousands, except per share data)

7. Debt (Continued):

The Company is subject to fluctuating interest rates that may impact its consolidated results of operations or cash flows for its variable rate Senior Credit Facility, Mezzanine Loan and cash equivalents. In accordance with provisions of the Refinancing, on January 25, 2000, the Company hedged the interest rate (LIBOR cap of 9%) on approximately $41,935 of its floating rate debt in a contract which expires June 30, 2003. The approximate notional amount of the contract adjusts down (consistent with debt maturity) as follows:

December 31, 2001	$35,331
June 30, 2002	$32,855
December 31, 2002	$30,378

8. Stockholders' Equity:

In January 2001, the Company initiated a stock repurchase program, whereby the Company may purchase up to approximately $1,000 of its outstanding common stock in open market or privately negotiated transactions. As of September 30, 2001, the Company had acquired 266 shares for an aggregate purchase price of $720 which are reflected as treasury stock in the consolidated balance sheet at September 30, 2001. The Company intends to continue with its stock repurchase program during fiscal 2002.

9. Income Taxes:

The provision (benefit) for income taxes from continuing operations for the years ended September 30, is summarized as follows:

	2001	2000	1999
Current:			
Federal	$ -	$ -	$ 68
State	-	-	52
Foreign	2,623	2,606	2,063
Deferred:			
Federal	21,462	(10,070)	(3,136)
State	-	116	328
Foreign	32	-	125
Provision (benefit) income taxes	$ 24,117	$ (7,348)	$ (500)

(In thousands, except per share data)

9. Income Taxes (continued):

For 2001, 2000 and 1999, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of September 30 are as follows:

	2001	2000
Current:		
Provision for doubtful accounts	$ 6,704	$ 6,415
Accrued expenses	431	5,528
Other, net	162	344
Current deferred tax assets	7,297	12,287
Non-current:		
Federal net operating loss	17,894	9,327
State net operating losses	1,666	1,546
Capital losses	768	768
Other, net	72	161
Depreciation and amortization	(1,406)	(1,081)
Other, net	(548)	(501)
Non-current deferred tax assets, net	18,446	10,220
	25,743	22,507
Valuation allowance	(26,291)	(1,546)
Net deferred tax (liability) asset	$ (548)	$ 20,961

Management had been previously committed to implementing tax strategies that provided for the sale of appreciated assets, including a portion of the Company's ownership interest in its U.K. subsidiary, to generate sufficient taxable income to realize the tax net operating losses prior to their expiration. While the Company believes it will eventually realize the value of its tax losses, current developments, including the continued expansion of the U.K. operations has increased the uncertainty as to both the execution of the original strategy and the appropriateness of a tax strategy which may not align with the Company's current business strategy. These uncertainties have impaired the Company's ability to determine whether it is more likely than not that its deferred tax assets will be realized. Accordingly, a full valuation allowance for all remaining deferred tax assets has been provided.

As of September 30, 2001, the Company has a Federal net operating loss carryforward of approximately $53,000 which if unused, will expire in the years 2018 through 2021. The Company has a capital loss carryforward of approximately $2,000 which, if unused, will expire in the year 2003.

(In thousands, except per share data)

9. Income Taxes (continued):

Reconciliations of the differences between income taxes computed at Federal statutory tax rates and consolidated provisions for income taxes on income (loss) before equity income of and interest income earned from U.K. subsidiaries for the years ended September 30 are as follows:

	2001	2000	1999
Income taxes at 34%	$ (841)	$ (11,151)	$ (2,668)
State income taxes, net of Federal benefit	-	-	560
Nondeductible expenses, primarily amortization and write down of intangible assets	1,305	1,648	1,076
Legal settlement	-	510	-
Valuation allowance	24,745	(332)	3
Foreign tax on sale of subsidiary	-	1,654	-
Tax contingency	-	-	416
Other, net	(1,092)	323	113
(Benefit) provision for income taxes	$ 24,117	$ (7,348)	$ (500)

Income (loss) before income taxes generated from the U.K. operations for the years ended September 30, 2001, 2000 and 1999 was $3,684, $(2,046) and $3,416, respectively. On a pro forma basis, assuming the U.K. subsidiaries had been consolidated for the entire fiscal year ended September 30, 2000, the loss generated from the U.K. operations would have been $(965).

10. Stock Option Plan and Warrants:

Under the Company's 1992 Option Plan ("Option Plan"), options may be granted by the Compensation Committee of the Board of Directors which determines the exercise price, vesting provisions and term of such grants. Beginning in fiscal 1999 and ending in July 2002, the number of shares available for issuance under the Option Plan, as amended, increases by one percent of the number of shares of Common Stock outstanding as of the first day of each fiscal year.

(In thousands, except per share data)

10. Stock Option Plan and Warrants (Continued):

Following is a summary of transactions under the Option Plan during the year ended September 30, 2001, 2000 and1999:

	2001		2000		1999	
	Number of Stock Options	Weighted Average Exercise Price ($)	Number of Stock Options	Weighted Average Exercise Price ($)	Number of Stock Options	Weighted Average Exercise Price ($)
Outstanding beginning of year	1,040	5.22	1,130	5.37	1,390	5.49
Granted	400	1.75	100	1.81	10	4.31
Exercised	(4)	1.75			(15)	4.38
Forfeited	(42)	5.59	(190)	4.34	(255)	6.04
Outstanding end of year	1,394	4.22	1,040	5.22	1,130	5.37
Weighted-average fair value of options granted during the year		0.34		0.93		2.08
Available for future grants	1,470					

On May 28, 1997, the Company adopted a stock option plan for non-employee directors (the "Directors Plan") which gives non-employee directors options to purchase up to 100 shares of common stock. As of September 30, 2001, no options have been granted under the Directors Plan. Options under the Directors Plan may be granted by the Board of Directors which determines the exercise price, vesting provisions and term of such grants.

(In thousands, except per share data)

10. Stock Option Plan and Warrants (Continued):

A summary of the 1,394 options outstanding as of September 30, 2001 is as follows:

Range of Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price of Options Outstanding ($)	Weighted Average Remaining Contractual Life in Years	Number Exercisable	Weighted Average Exercise Price of Options Exercisable ($)
1.75	392	1.75	4.2	196	1.75
1.81	100	1.81	3.7	33	1.81
2.63	323	2.63	2.0	323	2.63
4.31	10	4.31	7.2	7	4.31
7.25	69	7.25	.9	69	7.25
7.25	500	7.25	6.3	500	7.25
1.75 to 7.25	1,394	4.22	4.3	1,128	5.68

In accordance with SFAS No. 123, the Company continues to apply APB No. 25 and related Interpretations to account for stock-based compensation using the intrinsic value method for its stock option plans and, accordingly, does not recognize compensation expense. If the Company had elected to recognize compensation expense based on the fair value of the options at grant date as prescribed by SFAS No. 123, net loss and net loss per share would have been adjusted to the pro forma amounts indicated in the table below for the three years ended September 30:

	2001	2000	1999
Net loss – reported	$(26,612)	$(24,944)	$(7,346)
Net loss - pro forma	(26,708)	(25,186)	(8,155)
Basic and diluted loss per share – reported	(1.53)	(1.42)	(0.42)
Basic and diluted loss per share – pro forma	(1.53)	(1.44)	(0.46)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Expected life (years)	4	4	4
Risk-free interest rate	5.5%	5.5%	5.5%
Volatility	61.4%	61.0%	55.7%
Expected dividend yield	0%	0%	0%

The compensation cost as generated by the Black-Scholes option-pricing model, may not be indicative of the future benefit, if any, that may be received by the option holder.

(In thousands, except per share data)

11. Stock Incentive Plan:

In January, 2000, TW UK adopted a management incentive plan (the "UK Plan"). Under the UK Plan, a new class of redeemable shares (having a nominal value of 0.01p) in the capital of TW UK was created (the "Redeemable Shares"), which are redeemable in the manor described below. Pursuant to the UK Plan 9,800 Redeemable Shares are reserved for issuance. Under the UK Plan the Redeemable shares may be issued at their nominal value and with an option price set by the board of directors of TW UK (the "Initial Value"). On March 7, 2000 TW UK issued 3,500, 1,800 and 4,200 Redeemable Shares, with an Initial Value of 105p per share, to Mr. Aitken, Ms. Eames and various employees and members of management of TW UK and its subsidiaries, respectively. On July 10, 2000, 120 additional Redeemable Shares were issued to a member of management of TW UK and its subsidiaries with an Initial Value of 125p per share. The redemption rights attached to the Redeemable Shares are exercisable at any time during the period commencing on the date of a qualified public offering in the UK and ending 10 years from the date of issuance. The net effect of the exercise of redemption rights is that the holder acquires ordinary shares of TW UK at a price per ordinary share equal to the Initial Value. The Redeemable Shares do not carry any dividend or income rights and do not carry any right to vote at general meetings of TW UK. All terms associated with the shares are fixed and the market value of an ordinary share of TW UK was less than the Initial Values of 105p and 125p therefore no compensation expense has been recognized.

12. Commitments and Contingencies:

Employment Agreements:

The Company has two employment agreements with certain of its executive officers that provide for minimum aggregate annual compensation of $745 in fiscal 2002. The agreements contain, among other things, customary confidentiality and termination provisions and provide that in the event of the termination of the executive following a "change of control" of the Company (as defined therein), or significant change in their responsibilities, such person will be entitled to receive a cash payment of up to 2.9 times their average annual base salary during the preceding twelve months.

Operating Leases:

The Company has entered into various operating lease agreements for office space and equipment. Certain of these leases provide for renewal options with extension dates in fiscal 2008 and 2013.

(In thousands, except per share data)

12. Commitments and Contingencies (Continued):

Future minimum rental commitments required under operating leases that have non-cancelable lease terms in excess of one year as of September 30, 2001 are as follows:

2002	$1,260
2003	946
2004	709
2005	657
2006	654
Thereafter	1,260
	$5,486

Rent expense under non-capitalized, non-cancelable lease agreements for the years ended September 30, 2001, 2000 and 1999 amounted to $1,972, $2,871 and $2,431, respectively.

Contingencies:

On July 2, 1998, a former shareholder of HMI purporting to sue on behalf of a class of shareholders of HMI as of June 6, 1997, commenced a suit in the Delaware Chancery Court, New Castle County, entitled *Kathleen S. O'Reilly v. Transworld HealthCare, Inc., W. James Nicol, Andre C. Dimitriadis, Dr. Timothy J. Triche and D. Mark Weinberg,* Civil Action No. 16507-NC. Plaintiff alleged that the Company, as majority shareholder of HMI, and the then directors of HMI, breached fiduciary duties to the minority shareholders of HMI by approving a merger between HMI and a subsidiary of the Company for inadequate consideration. The Company has been vigorously defending this action. In June 2001, the parties reached a settlement, which was approved by the court in November 2001, that fully resolved the litigation. The settlement will not have a material adverse effect on the Company's consolidated financial position, cash flows or results of operations.

On August 4, 2000 the Company reached a civil settlement in the amount of $10,000 with the U.S. Department of Justice related to an investigation commenced in July 1997 of two of its U.S. subsidiaries as well as a related *qui tam* civil whistleblower case. The Company also agreed to a corporate integrity agreement ("CIA") with the Office of Inspector General related to the Mail-Order operations. As of November 2, 2001 the Company's obligations under the CIA have been completed.

In addition to its settlement with the federal government, the Company reached a final settlement with the prior owners of Respiflow, Inc., MK Diabetic Support Services Inc. and related subsidiaries (the "Prior Owners") in connection with an ongoing dispute with such persons. The Prior Owners paid the Company $5,000 to settle all outstanding issues between the relevant parties. In a related agreement the Company has guaranteed the Prior Owners a price of $5.00 per share for all shares of Company common stock they owned as of August 4, 2000 (190) and still own on August 4, 2002. The Prior Owners are obligated to liquidate these shares on the open market for $5.00 per share or greater. To the extent that shares remain unliquidated on August 4, 2002, the difference between the closing price of the Company's common stock on August 4, 2002 and $5.00 per share will be paid to the Prior Owners by the Company in cash.

12. Commitments and Contingencies (Continued):

The Company recorded a one-time net charge of $5,082 related to the settlement of all of these matters in fiscal 2000.

Some of the Company's subsidiaries are Medicare Part B suppliers who submit claims to the designated carrier who is the government's claims processing administrator. From time to time, the carrier may request an audit of Medicare Part B claims on a prepayment or postpayment basis. Some of the Company's subsidiaries currently have pending such audits. If the outcome of any audit results in a denial or a finding of an overpayment, then the affected subsidiary has appeal rights. Some of the subsidiaries currently are responding to these audits and pursuing appeal rights in certain circumstances.

In addition to the above allegations, during the normal course of business, the Company continues to carefully monitor and review its submission of Medicare, Medicaid and all other claims for reimbursement. The Company believes that it is substantially in compliance, in all material respects, with the applicable provisions of the Federal statutes, regulations and laws and applicable state laws. Because of the broad and sometimes vague nature of these laws, there can be no assurance that an enforcement action will not be brought against the Company, or that the Company will not be found to be in violation of one or more of these provisions. At present, the Company cannot anticipate what impact, if any, subsequent administrative or judicial interpretation of the applicable Federal and state laws may have on the Company's consolidated financial position, cash flows or results of operations.

The Company is involved in various other legal proceedings and claims incidental to its normal business activities. The Company is vigorously defending its position in all such proceedings. Management believes these matters should not have a material adverse impact on the consolidated financial position, cash flows or results of operations.

13. Operations by Business Segments and Geographic Areas:

During the year ended September 30, 2001 the Company operated in two reportable business segments: (i) U.K. operations and (ii) U.S. Home Healthcare ("Home Healthcare") operations (formerly Hi-Tech). The U.K. operations derive revenues from nursing and para-professional services, and delivery of oxygen concentrators and cylinders throughout the U.K. The Home Healthcare operations derive revenues from infusion and respiratory therapy services and the sale and lease of home medical equipment principally in New Jersey and New York.

During the years ended September 30, 2000 and 1999, the Company also operated the U.S. Mail Order Operations which derived its revenues from the mail-order sale of diabetic test strips and glucose monitors, respiratory, diabetic, maintenance and other commonly prescribed medications, as well as ostomy and orthotic products.

(In thousands, except per share data)

13. Operations by Business Segments and Geographic Areas (Continued):

The Company uses differences in geographic areas, as well as in products and services to identify the reportable segments. The Company evaluates performance and allocates resources based on profit and loss from operations before corporate expenses, interest and income taxes. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. Inter segment sales are not material. The following tables present certain financial information by reportable business segments and geographic areas of operations for the years ended September 30, 2001, 2000 and 1999.

	Year Ended September 30, 2001		
	U.K. Operations	U.S. Home Healthcare	Total
Revenues to unaffiliated customers	$ 138,041	$ 16,592	$ 154,633
Segment operating profit	$ 12,676	$ 620	$ 13,296
Corporate expenses			(3,053)
U.S. Mail-Order (Note 3)			(3,883)
Interest expense, net			(8,433)
Foreign exchange loss (Note 3)			(400)
Loss before income taxes and minority interest			$ (2,473)
Depreciation and amortization	$ 5,080	$ 767	$ 5,847
Corporate depreciation and amortization			47
Total depreciation and amortization			$ 5,894
Identifiable assets, September 30, 2001	$ 236,472	$ 10,899	$ 247,371
Corporate assets			702
Total assets, September 30, 2001			$ 248,073
Capital expenditures	$ 1,244	$ 678	$ 1,922
Corporate capital expenditures			15
Total capital expenditures			$ 1,937

TRANSWORLD HEALTHCARE, INC.
Notes to Consolidated Financial Statements (Continued)
(In thousands, except per share data)

13. Operations by Business Segments and Geographic Areas (Continued):

	Year Ended September 30, 2000				
	U.K. Operations	U.S. Mail-Order	U.S. Home Healthcare	U.S. Total	Total
Revenues to unaffiliated customers	$ 97,449	$ 22,476	$ 15,483	$ 37,959	$ 135,408
Segment operating (loss) profit	$ 7,860	$ (8,015)	$ 495	$ (7,520)	$ 340
Corporate expenses					(3,754)
Impairment of long-lived assets (Note 3)					(15,073)
Legal settlements, net (Note 12)					(5,082)
Restructuring charge (Note 3)					(1,288)
Interest expense, net					(7,847)
Loss before income taxes, equity income, minority interest and extraordinary loss					$ (32,704)
Depreciation and amortization	$ 3,815	$ 790	$ 767	$ 1,557	$ 5,372
Corporate depreciation and Amortization					48
Total depreciation and amortization					$ 5,420
Identifiable assets, September 30, 2000	$ 140,058	$ 6,555	$ 10,891	$ 17,446	$ 157,504
Corporate assets					26,242
Total assets, September 30, 2000					$ 183,746
Capital expenditures	$ 831	$ 35	$ 336	$ 371	$ 1,202
Corporate capital expenditures					5
Total capital expenditures					$ 1,207

	Year Ended September 30, 1999				
	U.K. Operations	U.S. Mail-Order	U.S. Home Healthcare	U.S. Total	Total
Revenues to unaffiliated customers	$ 104,550	$ 37,030	$ 13,148	$ 50,178	$ 154,728
Segment operating (loss) profit	$ 9,809	$ (5,268)	$ (1,232)	$ (6,500)	$ 3,309
Corporate expenses					(5,937)
Interest expense, net					(5,218)
Loss before income taxes					$ (7,846)
Depreciation and amortization	$ 4,149	$ 815	$ 758	$ 1,573	$ 5,722
Corporate depreciation and amortization					49
Total depreciation and amortization					$ 5,771
Identifiable assets, September 30, 1999	$ 118,845	$ 25,812	$ 10,972	$ 36,784	$ 155,629
Corporate assets					16,492
Total assets, September 30, 1999					$ 172,121
Capital expenditures	$ 1,889	$ 150	$ 596	$ 746	$ 2,635
Corporate capital expenditures					7
Total capital expenditures					$ 2,642

(In thousands, except per share data)

13. Operations by Business Segments and Geographic Areas (Continued):

The following table presents certain financial information by reportable business segment and geographic area of operations pro forma for the fiscal year ended September 30, 2000 as if the U.K. subsidiaries had been consolidated for the entire year ended September 30, 2000.

	Pro Forma Year Ended September 30, 2000				
	U.K. Operations	U.S. Mail-Order	U.S. Home Healthcare	U.S. Total	Total
Revenues to unaffiliated customers	$ 126,295	$ 22,476	$ 15,484	$ 37,960	$ 164,255
Segment operating profit (loss)	$ 10,302	$ (8,015)	$ 495	$ (7,520)	$ 2,782
Corporate expenses					(3,754)
Impairment of long-lived assets (Note 3)					(15,073)
Legal settlements, net (Note 12)					(5,082)
Restructuring charge (Note 3)					(1,288)
Interest expense, net					(8,095)
Loss before income taxes, minority interest and extraordinary loss					$ (30,510)
Depreciation and amortization	$ 4,914	$ 790	$ 767	$ 1,557	$ 6,471
Corporate depreciation and Amortization					48
Total depreciation and amortization					$ 6,519
Identifiable assets, September 30, 2000	$ 140,058	$ 6,555	$ 10,891	$ 17,446	$ 157,504
Corporate assets					26,242
Total assets, September 20, 2000					$ 183,746
Capital expenditures	$ 1,418	$ 35	$ 336	$ 371	$ 1,789
Corporate capital expenditures					5
Total capital expenditures					$ 1,794

14. Profit Sharing Plan:

The Company has a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code, concerning all U.S. employees who meet certain requirements. These requirements include, among other things, at least one year of service and attainment of the age of 21.

The plan operates as a salary reduction plan whereby participants contribute anywhere from 1% to 15% of their compensation, not to exceed the maximum available under the Code.

The Company may make an additional matching contribution at its discretion which had been in the form of its common stock through December 31, 1998 and will be in cash thereafter. The Company's

(In thousands, except per share data)

14. Profit Sharing Plan (Continued):

contributions to the plan were approximately $19, $22 and $28 for the years ended September 30, 2001, 2000 and 1999, respectively.

In addition to the U.S. plan described above, certain of the Company's U.K. subsidiaries also sponsor personal pension plans. The plans operate as salary reduction plans, which also allows for lump sum contributions, whereby participants contribute anywhere from 1% to 40% of their compensation, not to exceed the maximum available under the U.K. tax laws. The Company may make an additional contribution (which varies according to employee contracts and contribution elections) which is in the form of cash. The Company's contributions to the U.K. plans were $26, $80 and $91 for the years ended September 30, 2001, 2000 and 1999, respectively.

15. Selected Quarterly Financial Data (Unaudited)

The following table presents the comparative unaudited quarterly results for the years ended September 30, 2001 and 2000:

2001 Quarter Ended	December 31,	March 31,	June 30,	September 30,	Total
Total revenues	$ 36,922	$ 35,917	$ 37,420	$ 44,374	$ 154,633
Gross profit	$ 11,223	$ 11,272	$ 11,650	$ 13,834	$ 47,979
Net (loss) income	$ (2,796) (a)	$ (448)	$ 40	$ (23,408) (b)	$ (26,612)
Basic and diluted net (loss) per share of common stock	$ (0.16)	$ (0.03)	$ 0.00	$ (1.35)	$ (1.53)

(a) The Company recorded an additional charge of $1,900 to reflect the write-down of the remaining U.S. Mail-Order operations accounts receivable to their estimated net realizable value.

(b) The Company recorded a full valuation allowance of $24,745 for all remaining deferred tax assets.

TRANSWORLD HEALTHCARE, INC.
Notes to Consolidated Financial Statements (Continued)
(In thousands, except per share data)

15. Selected Quarterly Financial Data (Unaudited) (Continued):

2000 Quarter Ended	December 31,	March 31,	June 30,		September 30,		Total
Total revenues	$ 11,435	$ 40,708	$ 42,758		$ 40,507		$ 135,408
Gross profit	$ 5,268	$ 14,448	$ 13,945		$ 11,966		$ 45,627
Net loss	$ (1,004)	$ (485)	$ (7,599)	(a)	$ (15,856)		$ (24,944)
Basic and diluted net loss per share of common stock before extraordinary loss	$ (0.01)	$ (0.03)	$ (0.43)		$ (0.90)	(b) (c)	$ (1.38)
Basic and diluted net loss per share of common stock	$ (0.06)	$ (0.03)	$ (0.43)		$ (0.90)		$ (1.42)

(a) The Company recorded a net charge of $5,082 related to legal settlements with the DOJ, OIG and Prior Owners.

(b) The Company recorded a $1,288 restructuring charge related to exiting its U.S. Mail-Order Operations.

(c) The Company recorded a charge for impairment of long-lived assets of $15,073. The charge related to the write-down of assets, mainly goodwill, to their fair value, $12,346 for the U.S. Mail-Order Operations and $2,727 for Amcare.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TRANSWORLD HEALTHCARE, INC.
(In thousands)

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C		Column D	Column E
		Additions Charged to			
Description	Balance at Beginning of Period	Cost and Expenses	Other Accounts	Deductions	Balance at End of Period
Allowance for Doubtful Accounts:					
Year ended September 30, 2001	$ 21,219	$ 3,568	$ 347(B)	$ 523(A)	$ 24,611
Year ended September 30, 2000	$ 19,870	$ 9,026	$ (142)(B)	$ 7,535(A)	$ 21,219
Year ended September 30, 1999	$15,367	$12,272	$ (5)(B)	$ 7,764(A)	$ 19,870

(A) Doubtful accounts written off, net of recoveries and sold.

(B) Assumed in acquisitions and adjustments arising from translation of foreign financial statements to U.S. dollars.